SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel
CNPJ/MF 76.483.817/0001-20
Inscrição Estadual 10146326-50
Companhia de Capital Aberto - CVM 1431-1
www.copel.com    copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

Quarterly Financial Information
ITR

June / 2011

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
Balance Sheets		3
Balance Sheets		4
Statements of Income		5
Statements of Income - Turnover for the Second Quarter		6
Statements of Income - Turnover for the second quarter		7
Statements of Comprehensive Income		8
Statements of Changes in Shareholders’ Equity		9
Statements of Cash Flows		10
Statements of Added Value		12
Statements of Added Value		13
NOTES TO THE QUARTERLY FINANCIAL INFORMATION		14
1	General information	14
2	Main accounting policies	14
3	Cash and Cash Equivalents	16
4	Bonds and securities	16
5	Trade accounts receivable	18
6	Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná	19
7	Accounts receivable related to the concession	21
8	Other Receivables	23
9	Inventories	23
10	Income Tax, Social Contribution and Other Taxes	24
11	Prepaid Expenses	29
12	Judicial Deposits	29
13	Receivable from related parties	30
14	Investments	31
15	Property, Plant and Equipment	39
16	Intangible Assets	44
17	Payroll, social charges and labor accruals	47
18	Suppliers	48
19	Loans and Financing	49
20	Debentures	58
21	Post-employment benefits	59
22	Regulatory charges	61
23	Research and Development and Energy Efficiency	61
24	Accounts payable related to concessions –use of public property	62
25	Other accounts payable	64
26	Reserve for Contingencies	64
27	Shareholders' equity	68
28	Operating revenues	71
29	Operating Costs and Expenses	72
30	Financial income (expenses)	79
31	Operational segments	79
32	Operating lease agreements	82
33	Financial instruments	82
34	Related party transactions	92
35	Insurance	95
COMMENTS ON PERFORMANCE FOR THE QUARTER		96
OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT		106
INDEPENDENT AUDITORS’ REVIEW REPORT		109

QUARTERLY FINANCIAL INFORMATION

Balance Sheets
as of June 30, 2011 and December 31, 2010
In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			6.30.2011	12.31.2010	6.30.2011	12.31.2010

1	Total assets		13,098,170	12,654,419	18,601,980	17,859,432
1.01	Current assets		1,264,836	1,102,815	4,257,507	4,157,790
1.01.01	Cash and Cash Equivalents	3	13,475	89,822	1,676,318	1,794,416
1.01.02	Financial Investments	4	157	175	533,588	598,173
1.01.02.01	Financial Investments Stated at Fair Value		157	175	527,236	536,677
1.01.02.01.02	Bonds and Securities		157	175	526,799	472,599
1.01.02.01.03	Collaterals and escrow accounts		-	-	437	64,078
1.01.02.02	Financial Investments Stated at Amortized Cost	4	-	-	6,352	61,496
1.01.02.02.01	Bonds and Securities		-	-	6,352	61,496
1.01.03	Accounts Receivable		1,149,255	889,823	1,735,859	1,443,063
1.01.03.01	Trade Accounts Receivable		-	-	1,414,535	1,162,627
1.01.03.01.01	Trade Accounts Receivable	5	-	-	1,414,535	1,162,627
1.01.03.02	Other Accounts Receivable		1,149,255	889,823	321,324	280,436
1.01.02.03.01	Dividends Receivable	13	1,149,250	889,823	7,859	5,851
1.01.02.03.02	CRC transferred to the State Government of Paraná	6	-	-	61,649	58,816
1.01.02.03.03	Account Receivable related to concession	7	-	-	66,563	54,700
1.01.02.03.04	Other Receivables	8	5	-	185,253	161,069
1.01.04	Inventories	9	-	-	133,438	121,424
1.01.06	Taxes Recoverable		101,949	122,995	167,100	195,749
1.01.06.01	Current Taxes Recoverable		101,949	122,995	167,100	195,749
1.01.06.01.01	Income Tax and Social Contribution	10.1	101,949	122,995	130,489	158,213
1.01.06.01.02	Other current recoverable taxes	10.3	-	-	36,611	37,536
1.01.07	Prepaid expenses	11	-	-	11,204	4,965
1.02	Noncurrent assets		11,833,334	11,551,604	14,344,473	13,701,642
1.02.01	Long Term Assets		1,481,219	1,442,994	5,246,287	4,805,293
1.02.01.01	Financial Investments Stated at Fair Value		-	-	25,679	26,280
1.02.01.01.03	Collaterals and escrow accounts	4	-	-	25,679	26,280
1.02.01.02	Financial Investments Stated at Amortized Cost		-	-	1,933	7,151
1.02.01.02.01	Bonds and Securities	4			1,933	7,151
1.02.01.03	Accounts Receivable		-	-	43,816	43,729
1.02.01.03.01	Trade Accounts Receivable	5	-	-	43,816	43,729
1.02.01.06	Deferred Taxes		148,273	144,757	633,376	507,710
1.02.01.06.01	Deferred Income Tax and Social Contribution	10.2	148,273	144,757	633,376	507,710
1.02.01.08	Receivable from Related Parties		1,110,106	1,068,002	-	1,575
1.02.01.08.02	Receivable from Subsidiaries	13	1,110,106	1,068,002	-	-
1.02.01.08.04	Receivable from Other Related Parties	13	-	-	-	1,575
1.02.01.09	Other Noncurrent Assets		222,840	230,235	4,541,483	4,218,848
1.02.01.09.03	Account Receivable related to concession	7	-	-	2,746,862	2,423,345
1.02.01.09.04	CRC transferred to the State Government of Paraná	6	-	-	1,288,387	1,282,377
1.02.01.09.05	Judicial Deposits	12	222,840	230,235	399,405	400,699
1.02.01.09.06	Income Tax and Social Contribution	10.1	-	-	13,061	12,341
1.02.01.09.07	Other noncurrent recoverable taxes	10.3	-	-	77,481	84,862
1.02.01.09.08	Other Receivables	8	-	-	16,287	15,224
1.02.02	Investments	14	10,352,115	10,108,610	501,714	483,450
1.02.02.01	Investments Interests		10,352,115	10,108,610	501,714	483,450
1.02.02.01.01	Investments in Associated Companies		146,300	141,428	483,505	465,242
1.02.02.01.02	Investments in Subsidiaries		9,854,648	9,629,368	-	-
1.02.02.01.03	Investments in Joint Venture		338,695	325,342	-	-
1.02.02.01.04	Other Investment Interests		12,472	12,472	18,209	18,208
1.02.03	Property, Plant and Equipment, net	15	-	-	6,856,267	6,663,945
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,842,400	6,015,235
1.02.03.02	Property, Plant and Equipment in Progress		-	-	1,013,867	648,710
1.02.04	Intangible Assets	16	-	-	1,740,205	1,748,954
1.02.04.01	Intangible Assets		-	-	1,740,205	1,748,954
1.02.04.01.01	Concession Contract		-	-	1,689,595	1,699,506
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	18,666	19,043
1.02.04.01.03	Others		-	-	31,944	30,405
See the accompanying notes to the quarterly information

Balance Sheets
as of June 30, 2011 and December 31, 2010 (continued)
In thousands of Reais - R$

Code	Description	Note	Parent Company			Consolidated
			6.30.2011	12.31.2010	6.30.2011	12.31.2010

2	Total liabilities		13,098,170	12,654,419	18,601,980	17,859,432
2.01	Current liabilities		769,544	895,791	2,481,891	2,536,801
2.01.01	Payroll, social charges and accruals	17	190	293	196,634	175,584
2.01.01.01	Social charges and accruals		190	293	51,024	48,853
2.01.01.02	Payroll and accruals		-	-	145,610	126,731
2.01.02	Suppliers		537	333	638,825	612,568
2.01.02.01	Domestic Suppliers	18	537	333	638,825	612,568
2.01.03	Tax Liabilities		67,455	97,113	505,811	532,120
2.01.03.01	Federal Taxes		67,455	97,113	316,941	356,723
2.01.03.01.01	Income Tax and Social Contribution Payable	10.1	-	14,985	190,164	153,249
2.01.03.01.02	Other Federal Taxes	10.3	67,455	82,128	126,777	203,474
2.01.03.02	State Taxes	10.3	-	-	185,932	173,988
2.01.03.03	Municipal Taxes	10.3	-	-	2,938	1,409
2.01.04	Loans and Financing		641,573	639,017	704,594	704,252
2.01.04.01	Loans and Financing	19	18,469	17,860	81,490	83,095
2.01.04.01.01	In Domestic Currency		13,550	12,582	76,566	68,579
2.01.04.01.02	In Foreign Currency		4,919	5,278	4,924	14,516
2.01.04.02	Debentures	20	623,104	621,157	623,104	621,157
2.01.05	Other Liabilities		59,789	159,035	436,027	512,277
2.01.05.02	Others		59,789	159,035	436,027	512,277
2.01.05.02.01	Dividends and interests on own capital payable		59,709		65,235
2.01.05.02.02	Minimum Compulsary Dividend Payable		-	158,916	-	163,634
2.01.05.02.04	Post Employment Benefits	21	80	119	24,621	24,255
2.01.05.02.05	Custumer charges due	22	-	-	80,474	56,105
2.01.05.02.06	Research and Development and Energy Efficiency	23	-	-	145,919	155,991
2.01.05.02.07	Payables related to Concession - Use of Public Property	24	-	-	41,375	40,984
2.01.05.02.08	Other Accounts Payable	25	-	-	78,403	71,308
2.02	Noncurrent liabilities		691,591	728,505	4,235,722	4,026,805
2.02.01	Loans and Financing		375,539	380,997	1,461,767	1,280,982
2.02.01.01	Loans and Financing	19	375,539	380,997	1,461,767	1,280,982
2.02.01.01.01	In Domestic Currency		329,600	329,600	1,415,817	1,229,570
2.02.01.01.02	In Foreign Currency		45,939	51,397	45,950	51,412
2.02.02	Other Liabilities		-	23,751	1,009,485	992,227
2.02.02.01	Payable to Related Parties		-	3,675	-	-
2.02.02.01.02	Payable to Subsidiaries		-	3,675	-	-
2.02.02.02	Others		-	20,076	1,009,485	992,227
2.02.02.02.03	Suppliers	18	-	-	127,488	144,936
2.02.02.02.04	Tax Liabilities	10.3	-	20,076	388	32,252
2.02.02.02.05	Post Employment Benefits	21	-	-	403,691	384,208
2.02.02.02.06	Research and Development and Energy Efficiency	23	-	-	119,428	90,732
2.02.02.02.07	Payables related to Concession - Use of Public Property	24	-	-	358,474	340,099
2.02.02.02.08	Other Accounts Payable	25	-	-	16	-
2.02.03	Deferred Taxes		25,297	25,297	901,688	887,218
2.02.01.06.02	Deferred Income Tax and Social Contribution	10.2	25,297	25,297	901,688	887,218
2.02.04	Provisions	26	290,755	298,460	862,782	866,378
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		280,459	288,164	823,855	827,489
2.02.04.01.01	Provisions for Taxes		270,641	280,281	301,038	321,479
2.02.04.01.02	Labor and Social Security Provisions		-	-	140,049	146,348
2.02.04.01.03	Provisions for Employee Benefits		-	-	54,479	53,245
2.02.04.01.04	Civil Provisions		9,818	7,883	328,289	306,417
2.02.04.02	Other Provisions		10,296	10,296	38,927	38,889
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	42	42
2.02.04.02.02	Provisions for Regulatory Liabilities		10,296	10,296	38,885	38,847
2.03	Consolidated shareholders' equity	27	11,637,035	11,030,123	11,884,367	11,295,826
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		2,534,828	2,560,607	2,534,828	2,560,607
2.03.04.01	Legal Reserves		478,302	478,302	478,302	478,302
2.03.04.02	Retaindes earnings		2,056,526	2,056,526	2,056,526	2,056,526
2.03.04.08	Additional Dividend Proposed		-	25,779	-	25,779
2.03.05	Accumulated Profit		676,917	-	676,917	-
2.03.06	Equity Evaluation Adjustments		1,515,290	1,559,516	1,515,290	1,559,516
2.03.06	Attributable Non Controlling Interest	27.2	-	-	247,332	265,703
See the accompanying notes to the quarterly information

Statements of Income
For the semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

Code	Description	Note	Parent Company			Consolidated
			6.30.2011	6.30.2010	6.30.2011	6.30.2010
3	Statement of income
3.01	Income from sale of goods and/or services	28	-	-	3,668,538	3,264,867
3.01.01	Eletrecity sales to final customers		-	-	1,154,709	1,102,519
3.01.02	Eletrecity sales to distributors		-	-	679,255	646,213
3.01.03	Use of main distribution and transmission grid		-	-	1,322,129	1,035,549
3.01.04	Construction revenues		-	-	276,455	272,920
3.01.05	Telecomunications		-	-	57,015	46,018
3.01.06	Distribution of Piped Gas		-	-	124,143	117,548
3.01.07	Other Operating Income		-	-	54,832	44,100
3.02	Cost of goods and/or services sold	29	-	-	(2,508,927)	(2,327,875)
3.02.01	Electricity Purchased for Resale		-	-	(1,052,346)	(945,378)
3.02.02	Charges for the Use of the Main Transmition Grid		-	-	(302,406)	(283,397)
3.02.03	Personnel		-	-	(325,267)	(294,508)
3.02.04	Private Pension and Health Plans		-	-	(50,067)	(40,676)
3.02.05	Materials		-	-	(34,385)	(34,878)
3.02.06	Raw Material and Supplies for Electrical Energy Production		-	-	(13,368)	(10,882)
3.02.07	Natural Gas and Supplies for Gas Operations		-	-	(78,082)	(69,306)
3.02.08	Third Party Services		-	-	(123,254)	(109,973)
3.02.09	Depreciation and Amortization		-	-	(254,812)	(259,280)
3.02.10	Construction Cost				(275,570)	(272,892)
3.02.11	Other Costs		-	-	630	(6,705)
3.03	Gross profit		-	-	1,159,611	936,992
3.04	Operational expenses / income		642,267	542,515	(342,771)	(269,525)
3.04.01	Selling Expenses	29	-	-	(32,253)	(27,441)
3.04.01.01	Personnel		-	-	(3,572)	(2,470)
3.04.01.02	Private Pension and Health Plans		-	-	(350)	(278)
3.04.01.03	Materials		-	-	(430)	(811)
3.04.01.04	Third Party Services		-	-	(14,547)	(15,346)
3.04.01.05	Depreciation and Amortization		-	-	(20)	(4)
3.04.01.06	Allowances (reversal) for doubtful debts		-	-	(15,277)	(10,942)
3.04.01.07	Other selling expenses		-	-	1,943	2,410
3.04.02	General and Administrative Expenses	29	(14,899)	(6,853)	(204,029)	(156,147)
3.04.02.01	Personnel		(4,236)	(3,638)	(93,030)	(76,790)
3.04.02.02	Private Pension and Health Plans		(323)	(166)	(13,286)	(10,749)
3.04.02.03	Materials		(26)	(7)	(4,692)	(4,100)
3.04.02.04	Third Party Services		(2,368)	(2,491)	(41,178)	(29,779)
3.04.02.05	Depreciation and Amortization		-	-	(14,311)	(13,650)
3.04.02.06	Other General and Administrative Expenses		(7,946)	(551)	(37,532)	(21,079)
3.04.04	Other Operational Income	29	144	165	3,226	2,096
3.04.05	Other Operational Income	29	6,811	(15,572)	(144,597)	(142,902)
3.04.05.01	Provisions for legal claims		7,188	(15,195)	(15,250)	(53,994)
3.04.05.02	Provisions for losses on taxes recoverable		-	-	(15,773)	-
3.04.05.03	Amortization of Goodwill		(377)	(377)	(742)	(1,915)
3.04.05.04	Other operational expenses		-	-	(112,832)	(86,993)
3.04.06	Equity in Income of Subsidiaries		650,211	564,775	34,882	54,869
3.05	Profit before financial results and taxes		642,267	542,515	816,840	667,467
3.06	Financial Results	30	(11,124)	14,753	147,139	182,682
3.06.01	Financial Income		60,938	62,119	308,479	299,589
3.06.02	Financial Expenses		(72,062)	(47,366)	(161,340)	(116,907)
3.07	Profit before tax and social contribution		631,143	557,268	963,979	850,149
3.08	Income Tax and Social Contribution on Profit	10.5	3,516	1,355	(321,667)	(279,439)
3.08.01	Current		-	(1,983)	(439,161)	(297,447)
3.08.02	Deferred		3,516	3,338	117,494	18,008
3.09	Net income for de period		634,659	558,623	642,312	570,710
3.11	Consolidated net income for the quarter		634,659	558,623	642,312	570,710
3.11.01	Attributed to Controlling Shareholders		-	-	634,659	558,623
3.11.02	Attributed to Non-Controlling Interest	27.2	-	-	7,653	12,087
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais	27.1
	Class "A" Preferred shares		2.4374	2.1451	2.4374	2.1451
	Class "B" Preferred shares		2.4366	2.1447	2.4366	2.1447
	Ordinary shares		2.2151	1.9497	2.2151	1.9497
See the accompanying notes to the quarterly information

Statements of Income - Turnover for the Second Quarter
for the quarters and semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

Code	Description				Parent Company
		4.1.2011 to 6.30.2011	1.1.2011 to 6.30.2011	4.1.2010 to 6.30.2010	1.1.2010 to 6.30.2010
3	Statement of income
3.04	Operational expenses / income	264,618	642,267	236,561	542,515
3.04.02	General and Administrative Expenses	(4,872)	(14,899)	(3,913)	(6,853)
3.04.02.01	Personnel	(2,584)	(4,236)	(2,070)	(3,638)
3.04.02.02	Private Pension and Health Plans	(190)	(323)	(104)	(166)
3.04.02.03	Materials	(15)	(26)	(4)	(7)
3.04.02.04	Third Party Services	(1,545)	(2,368)	(1,624)	(2,491)
3.04.02.06	Other General and Administrative Expenses	(538)	(7,946)	(111)	(551)
3.04.04	Other Operational Income	144	144	165	165
3.04.05	Other Operational Income	(1,907)	6,811	(7,588)	(15,572)
3.04.05.01	Provisions for legal claims	(1,719)	7,188	(7,400)	(15,195)
3.04.05.03	Amortization of Goodwill	(188)	(377)	(188)	(377)
3.04.06	Equity in Income of Subsidiaries	271,253	650,211	247,897	564,775
3.05	Profit before financial results and taxes	264,618	642,267	236,561	542,515
3.06	Financial Results	(13,225)	(11,124)	6,660	14,753
3.06.01	Financial Income	30,837	60,938	31,584	62,119
3.06.02	Financial Expenses	(44,062)	(72,062)	(24,924)	(47,366)
3.07	Profit before tax and social contribution	251,393	631,143	243,221	557,268
3.08	Income Tax and Social Contribution on Profit	3,785	3,516	387	1,355
3.08.01	Current	-	-	(986)	(1,983)
3.08.02	Deferred	3,785	3,516	1,373	3,338
3.09	Net income for de period	255,178	634,659	243,608	558,623
3.11	Consolidated net income for the quarter	255,178	634,659	243,608	558,623
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais
	Class "A" Preferred shares	2.4374	2.1451	2.4374	2.1451
	Class "B" Preferred shares	2.4366	2.1447	2.4366	2.1447
	Ordinary shares	2.2151	1.9497	2.2151	1.9497
See the accompanying notes to the quarterly information

Statements of Income - Turnover for the second quarter
for the quarters and semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

Code	Description				Consolidated
		4.1.2011 to 6.30.2011	1.1.2011 to 6.30.2011	4.1.2010 to 6.30.2010	1.1.2010 to 6.30.2010
3	Statement of income
3.01	Income from sale of goods and/or services	1,842,308	3,668,538	1,623,641	3,264,867
3.01.01	Eletrecity sales to final customers	583,534	1,154,709	548,856	1,102,519
3.01.02	Eletrecity sales to distributors	318,001	679,255	307,780	646,213
3.01.03	Use of main distribution and transmission grid	662,336	1,322,129	530,591	1,035,549
3.01.04	Construction revenues	155,889	276,455	129,603	272,920
3.01.05	Telecomunications	28,776	57,015	23,272	46,018
3.01.06	Distribution of Piped Gas	67,189	124,143	61,500	117,548
3.01.07	Other Operating Income	26,583	54,832	22,039	44,100
3.02	Cost of goods and/or services sold	(1,279,450)	(2,508,927)	(1,174,225)	(2,327,875)
3.02.01	Electricity Purchased for Resale	(507,525)	(1,052,346)	(479,299)	(945,378)
3.02.02	Charges for the Use of the Main Transmition Grid	(148,222)	(302,406)	(141,286)	(283,397)
3.02.03	Personnel	(181,369)	(325,267)	(154,046)	(294,508)
3.02.04	Private Pension and Health Plans	(25,678)	(50,067)	(20,096)	(40,676)
3.02.05	Materials	(15,928)	(34,385)	(19,741)	(34,878)
3.02.06	Raw Material and Supplies for Electrical Energy Production	(6,735)	(13,368)	(5,323)	(10,882)
3.02.07	Natural Gas and Supplies for Gas Operations	(43,583)	(78,082)	(35,155)	(69,306)
3.02.08	Third Party Services	(64,585)	(123,254)	(57,752)	(109,973)
3.02.09	Depreciation and Amortization	(127,991)	(254,812)	(126,467)	(259,280)
3.02.10	Construction Cost	(155,488)	(275,570)	(129,585)	(272,892)
3.02.11	Other Costs	(2,346)	630	(5,475)	(6,705)
3.03	Gross profit	562,858	1,159,611	449,416	936,992
3.04	Operational expenses / income	(213,795)	(342,771)	(165,617)	(269,525)
3.04.01	Selling Expenses	(18,966)	(32,253)	(13,668)	(27,441)
3.04.01.01	Personnel	(2,034)	(3,572)	(1,287)	(2,470)
3.04.01.02	Private Pension and Health Plans	(181)	(350)	(140)	(278)
3.04.01.03	Materials	(366)	(430)	(348)	(811)
3.04.01.04	Third Party Services	(6,817)	(14,547)	(7,812)	(15,346)
3.04.01.05	Depreciation and Amortization	(10)	(20)	(2)	(4)
3.04.01.06	Allowances (reversal) for doubtful debts	(10,184)	(15,277)	(5,228)	(10,942)
3.04.01.07	Other selling expenses	626	1,943	1,149	2,410
3.04.02	General and Administrative Expenses	(108,244)	(204,029)	(84,719)	(156,147)
3.04.02.01	Personnel	(53,197)	(93,030)	(42,852)	(76,790)
3.04.02.02	Private Pension and Health Plans	(6,392)	(13,286)	(5,401)	(10,749)
3.04.02.03	Materials	(2,349)	(4,692)	(2,310)	(4,100)
3.04.02.04	Third Party Services	(23,741)	(41,178)	(15,281)	(29,779)
3.04.02.05	Depreciation and Amortization	(7,515)	(14,311)	(7,664)	(13,650)
3.04.02.06	Other General and Administrative Expenses	(15,050)	(37,532)	(11,211)	(21,079)
3.04.04	Other Operational Income	3,051	3,226	428	2,096
3.04.05	Other Operational Income	(109,918)	(144,597)	(81,013)	(142,902)
3.04.05.01	Provisions for legal claims	(22,577)	(15,250)	(37,018)	(53,994)
3.04.05.02	Provisions for losses on taxes recoverable	(15,773)	(15,773)	-	-
3.04.05.03	Amortization of Goodwill	(371)	(742)	(958)	(1,915)
3.04.05.04	Other operational expenses	(71,197)	(112,832)	(43,037)	(86,993)
3.04.06	Equity in Income of Subsidiaries	20,282	34,882	13,355	54,869
3.05	Profit before financial results and taxes	349,063	816,840	283,799	667,467
3.06	Financial Results	36,779	147,139	96,815	182,682
3.06.01	Financial Income	124,450	308,479	152,083	299,589
3.06.02	Financial Expenses	(87,671)	(161,340)	(55,268)	(116,907)
3.07	Profit before tax and social contribution	385,842	963,979	380,614	850,149
3.08	Income Tax and Social Contribution on Profit	(128,359)	(321,667)	(129,263)	(279,439)
3.08.01	Current	(164,195)	(439,161)	(148,025)	(297,447)
3.08.02	Deferred	35,836	117,494	18,762	18,008
3.09	Net income for de period	257,483	642,312	251,351	570,710
3.11	Consolidated net income for the quarter	257,483	642,312	251,351	570,710
3.11.01	Attributed to Controlling Shareholders	255,178	634,659	243,608	558,623
3.11.02	Attributed to Non-Controlling Interest	2,305	7,653	7,743	12,087
See the accompanying notes to the quarterly information

Statements of Comprehensive Income
For the semester ended June 30, 2011 and 2010
In thousands of Reais - R$

Parent Company			Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Net income for the quarter	634,659	558,623	642,312	570,710
Adjustments related to Financial Assets classified as
available for sale - distribution concession	-	-	(2,982)	6,632
(-) Taxes on adjustments to financial assets	-	-	1,014	(2,255)
Investment interest in subsidiaries' comprehensive income	(2,982)	6,632	-	-
(-) Taxes on investment interest in subsidiaries' comprehensive income	1,014	(2,255)
Total comprehensive income for the quarter	632,691	563,000	640,344	575,087
Attributed to Parent Company			632,691	563,000
Attributed to non controlling interests	-	-	7,653	12,087

Statements of Changes in Shareholders’ Equity
For the quarters and semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

	Note	Attributable to owners of the company						Total	Attributable to non controlling interests	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional dividends proposed	Accumulated profit
Balance as of December 31, 2010		6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net profit for the period	27.1.3	-	-	-	-	-	634,659	634,659	7,653	642,312
Other comprehensive income
Adjustments related to financial assets classified as
available for sale, net of taxes	7	-	(1,968)	-	-	-	-	(1,968)	-	(1,968)
Total comprehensive income for the period		-	(1,968)	-	-	-	634,659	632,691	7,653	640,344
Approval of additional dividends proposed		-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity evaluation adjustments	27.1.2	-	(42,258)	-	-	-	42,258	-	-	-
Reimbursement of advances for future capital increase	27.2	-	-	-	-	-	-	-	(19,689)	(19,689)
Allocations proposed to GSM
Dividends	27.2	-	-	-	-	-	-	-	(6,335)	(6,335)
Balance as of June 30, 2011		6,910,000	1,515,290	478,302	2,056,526	-	676,917	11,637,035	247,332	11,884,367
See the accompanying notes to the quarterly information

	Note	Attributable to owners of the company						Total	Attributable to non controlling interests	Total Consolidated
		Capital	Capital reserve	Equity evaluation adjustments	Profit reserves
					Legal reserve	Profit retention reserve	Additional dividends proposed
Balance as of December 31, 2009		4,460,000	838,340	1,660,634	428,912	2,908,112	-	10,295,998	228,365	10,524,363
Capital increase		2,450,000	(838,340)	-	-	(1,611,660)	-	-	-	-
Realization of equity evaluation adjustments	27.1.2	-	-	(51,775)	-	-	51,775	-	-	-
Advances for future capital increase	27.2	-	-	-	-	-	-	-	54,000	54,000
Net profit for the period	27.1.3	-	-	-	-	-	558,623	558,623	12,087	570,710
Allocations proposed to GSM
Dividends	27.2	-	-	-	-	-	-	-	(853)	(853)
Balance as of June 30, 2010		6,910,000	-	1,608,859	428,912	1,296,452	610,398	10,854,621	293,599	11,148,220
See the accompanying notes to the quarterly information

Statements of Cash Flows
For the semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

	Note	Parent Company		Consolidated
		6.30.2011	6.30.2010	6.30.2011	6.30.2010

Cash flows from operational activities
Net income for the period		634,659	558,623	642,312	570,710

Adjustments for reconciliation of the net income for the period with cash generated from the operational activities
Depreciation	15.3	-	-	164,884	173,330
Amortization of intangible assets - concessions	16	-	-	103,911	99,474
Amortization of intangible assets - others	16	-	-	725	1,681
Unrealized monetary and exchange variations - net		8,593	4,928	24,071	(71,358)
Remuneration of Accounts Receivable related to concession	7	-	-	(148,847)	(152,784)
Equity in income of subsidiaries	14.6	(650,211)	(564,775)	(34,882)	(54,869)
Income tax and social contribution		-	1,983	439,161	297,447
Deferred income tax and social contribution		(3,516)	(3,338)	(117,494)	(18,008)
Provision for losses from Accounts Receivable related to concession	7	-	-	2,334	10,438
Provision for doubtful debts	29.6	-	-	15,459	10,942
Provisions for losses on taxes recoverable	29.6	-	-	15,773	-
Provision (reversal) for legal demands	29.6	(7,188)	15,195	15,250	53,994
Provision for post employment benefits	21.3	323	166	67,347	55,265
Provision for research and development and energy efficiency	23	-	-	33,079	29,833
Write off of Accounts Receivable related to concession	7	-	-	12,569	5,638
Write off of investments	14.6	-	6	-	6
Property, plant and equipment written off	15.3	-	-	17,293	1,258
Intangible assets written off	16	-	-	5,759	21,567

Decrease (increase) in assets
Trade accounts receivable		-	-	(172,033)	49,312
Dividends and interest on own capital received		114,604	21,073	14,357	13,345
CRC transferred to the Government of the State of Paraná	6	-	-	71,842	64,547
Legal deposits		7,395	(176,565)	1,294	(229,327)
Other receivables		(5)	-	(25,124)	(17,773)
Inventories		-	-	(12,014)	(1,687)
Income tax and social contribution		21,046	(2,713)	27,004	57,620
Other current taxes recoverable		-	-	(977)	3,786
Receivable from related parties		-	-	1,575	-
Prepaid expenses		-	-	(6,239)	(6,118)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(103)	(97)	21,050	(52,239)
Suppliers		204	100	(65,474)	(35,039)
Income tax and social contribution paid		(14,985)	(1,983)	(402,246)	(287,624)
Other taxes		(37,095)	(41,867)	(92,927)	(86,552)
Interest on loans and financing	19	(18,352)	(14,587)	(55,269)	(48,156)
Debenture interest	20	(32,524)	(25,577)	(32,524)	(41,258)
Post employment benefits		(362)	(148)	(47,498)	(49,569)
Customer charges due		-	-	24,369	20,455
Research and development and energy efficiency	23	-	-	(23,323)	(19,337)
Payable related to the concession - use of public property		-	-	(20,492)	(19,015)
Other accounts payable		(4,192)	(2,041)	7,111	(18,925)
Provisions for legal claims	26	-	-	(23,730)	(8,477)

Net cash generated from (used in) operational activities		18,291	(231,617)	447,436	322,533
(continued)

Statements of Cash Flows
For the semesters ended June 30, 2011 and 2010 (continued)
In thousands of Reais - R$

(continued)
	Note	Parent Company		Consolidated
		6.30.2011	6.30.2010	6.30.2011	6.30.2010

Cash flows from investment activities
Financial investments		18	78,958	69,803	(44,236)
Additions in investments	14.6	30,330	(126,146)	(111)	(148)
Additions to property, plant and equipment	15.3	-	-	(363,894)	(143,872)
Additions to intangible assets related to the concession	16	-	-	(321,894)	(348,472)
Additions to other intangible assets	16	-	-	(2,120)	(20,743)
Financial participation of customers	16	-	-	28,253	44,181

Net cash generated from (used in) investments activities		30,348	(47,188)	(589,963)	(513,290)

Cash flows from financial activities
Payment (reimbursement) of capital in subsidiaries by non controlling interests	27.2	-	-	(19,689)	54,000
Loans and financing obtained from third parties	19	-	-	197,262	80,059
Amortization of principal loans and financing	19	-	-	(22,631)	(19,840)
Amortization of principal debentures	20	-	-	-	(177,908)
Dividends and interest on own capital paid		(124,986)	(79,161)	(130,513)	(83,994)

Net cash used in the financing activities		(124,986)	(79,161)	24,429	(147,683)

Total effects on cash and cash equivalents		(76,347)	(357,966)	(118,098)	(338,440)

Cash and cash equivalents at the beginning of the period	3	89,822	479,044	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	3	13,475	121,078	1,676,318	1,180,083

Change in cash and cash equivalents		(76,347)	(357,966)	(118,098)	(338,440)
See the accompanying notes to the quarterly information

Additional information on cash flows
Transactions not involving cash
Acquisitions of fixed asssets with an increase in the balance of accounts payable to suppliers		-	-	6,176	12,572

Statements of Added Value
For the semesters ended June 30, 2011 and 2010
In thousands of Reais - R$

	Parent Company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Income
Sale of energy, services and other income	-	-	5,421,560	4,711,802
Other operational income	144	165	(35,954)	(12,309)
Construction income	-	-	276,455	272,920
Allowance for doubtful debts	-	-	(15,277)	(10,942)
Total	144	165	5,646,784	4,961,471

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,145,789	1,045,694
Charges for use of the main transmission grid ( - )
ESS	-	-	320,833	311,995
Materials, supplies and third parties services	2,394	2,498	238,769	212,398
Natural gas and supplies for gas operations	-	-	99,417	88,115
Construction costs	-	-	275,570	272,892
Other charges	-	-	7,102	6,002
Other supplies	397	15,680	48,333	64,134
Total	2,791	18,178	2,135,813	2,001,230

( = ) Gross added value	(2,647)	(18,013)	3,510,971	2,960,241

( - ) Depreciation and amortization	377	377	269,885	274,849

( = ) Net added value	(3,024)	(18,390)	3,241,086	2,685,392

( + ) Transferred added value
Financial income	60,938	62,119	308,478	299,589
Results from investment interests	650,211	564,775	34,882	54,869

Total	711,149	626,894	343,360	354,458

Value added to distribute	708,125	608,504	3,584,446	3,039,850
(continued)

Statements of Added Value
For the semesters ended June 30, 2011 and 2010 (continued)
In thousands of Reais - R$

(continued)
			Parent Company				Consolidated
	6.30.2011%		6.30.2010%		6.30.2011%		6.30.2010%
Distribution of added value:

Personnel
Remuneration and fees	3,343		2,881		288,075		245,377
Private pension and health plans	323		166		63,703		51,703
Meal and education assistance	-		-		33,339		29,642
Social security charges - FGTS	224		181		22,903		19,918
Labor indemnities (reversals)	-		-		21,781		13,706
Profit sharing	-		-		41,319		32,545
Transfers to property, plant and equipment in progress	-		-		(62,900)		(36,572)
Total	3,890	0.5	3,228	0.5	408,220	11.4	356,319	11.7

Government
Federal	(2,496)		(724)		1,231,559		1,020,201
State	1		1		1,136,340		971,245
Municipal	-		-		1,570		1,608
Total	(2,495)	(0.4)	(723)	(0.1)	2,369,469	66.1	1,993,054	65.6

Third Parties
Interest and fines	72,062		47,357		154,635		110,025
Leasing and rent	7		19		8,416		7,402
Donations, subsidies and contributions	2		-		1,395		2,340
Total	72,071	10.2	47,376	7.8	164,446	4.6	119,767	3.9

Shareholders
Non controlling interests	-		-		7,653		12,087
Retained profits	634,659		558,623		634,658		558,623
Total	634,659	89.7	558,623	91.8	642,311	17.9	570,710	18.8

	708,125	100.0	608,504	100.0	3,584,446	100.0	3,039,850	100.0
See the accompanying notes to the quarterly information

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
For the semester ended June 30, 2011
In thousands of Reais - R$

1 GENERAL INFORMATION

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, Estado do Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 14.

2 MAIN ACCOUNTING POLICIES

2.1 Statement of Compliance

The Company’s quarterly financial information includes:

• The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

• The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the Securities and Exchange Comission - CVM (Comissão de Valores Mobiliários).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial information are not in compliance with the IFRSs, which require that these investments reported in the parent company’s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders’ equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 -Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2010 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2010.

2.2 Basis of Presentation

Authorization for the completion of these quarterly financial information was granted at the Meeting of the Board of Officers held on Aug 09, 2011.

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values, as disclosed in the accounting practices below. The historic cost is generally based on the fair value of the consideration paid in exchange for the assets at the time of initial recognition.

2.3 Basis for consolidation and investments in subsidiaries

The consolidated quarterly financial information include the quarterly financial information of the Company, those of its subsidiaries and the exclusive investment funds.

The reporting dates of the quarterly financial information of the investments in subsidiaries, joint ventures and associated companies used to calculate the equity values and for consolidation coincide with that of the parent company dates.

The individual components of the quarterly financial information of the joint ventures are consolidated in proportion to the investment interest held.

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information.

2.4 Significant accounting policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2010, available in the CVM and Copel’s sites.

2.5 Significant accounting judgments and estimates

In applying the Group’s accounting policies, Management has to make judgments and prepare estimates for the accounting values of assets and liabilities which are not easily obtained from other sources. These estimates and respective assumptions are based on historic experience and other factors considered relevant. The actual results could differ from these estimates.

The underlying estimates and assumptions are continually revised. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are revised, if the review affects only this period, and also in subsequent periods if the review affects the present period and future periods.

The main judgments from applying the accounting policies, used in preparing this quarterly information, are consistent with those presented in Note 3 of the Annual Financial Statements at December 31, 2010, available in the CVM and Copel’s sites.

3 CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Cash and bank accounts	1,150	456	31,063	58,958
Financial investments with immediate liquidity	12,325	89,366	1,645,255	1,735,458
	13,475	89,822	1,676,318	1,794,416

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100% of the variation of the Interbank Deposit Rate as of June 30, 2011 and December 31, 2010.

4 BONDS AND SECURITIES

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Current assets
Bonds and securities (4.1)	157	175	533,151	534,095
Collaterals and escrow accounts	-	-	437	64,078
	157	175	533,588	598,173
Noncurrent assets
Bonds and securities (4.1)	-	-	1,933	7,151
Collaterals and escrow accounts (STN - Note 19.2)	-	-	25,679	26,280
	-	-	27,612	33,431
.

4.1 Securities

Category	Index		Consolidated
		6.30.2011	12.31.2010
Securities available for sale
CDB (1 and 2)	CDI	96,331	100,785
Committed Operation (3)	CDI	39,282	17,328
Committed Operation (2)	Selic	23,360	2,961
Committed Operation (2)	PRE-FIXED	77,721	98,552
Quotas in Funds (3 and 4)	CDI	106	124
NTN - F	CDI	-	27,309
NTN - B	IPCA	4,107	-
LFT (2)	Selic	155,317	175,043
LTN (2)	PRE-FIXED	124,091	44,482
LFBB	CDI	6,363	6,015
Derivatives	DI Future BMF	121	-
		526,799	472,599
Securities held to maturity
LFT (2)	Selic	6,352	60,662
LTN (2)	PRE-FIXED	-	6,140
Quotas in Funds (3 and 4)	CDI	1,933	1,845
		8,285	68,647
		535,084	541,246
	Current	533,151	534,095
	NonCurrent - NC	1,933	7,151
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F
Financial Bills Committed to Banco do Brasil - LFBB

Category	Index	Parent Company
		6.30.2011	12.31.2010
Securities available for sale
CDB	CDI	78	76
Fund Quotas	CDI	79	99
	Current	157	175

Copel holds securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. The counter parties for these securities are classified with at least the credit rating A. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

1)	The main amounts invested include:

•

The amount of R$ 69,231 has been invested with Banco do Brasil, corrected to June 30, 2011, (R$ 65,612 as of December 31, 2010), remunerated at the rate of 100% of the DI rate, as guarantee provided to Aneel to comply with the construction of the Hydro electric plant at Mauá, by Copel Geração e Transmissão;

2)	Constitute a guarantee for the Aneel auction by Copel Geração e Transmissão e Copel Distribuição for the amount of R$ 29,613 at June 30, 2011 (R$ 67,162 as of December 31, 2010);

3)	Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment - CCEARs in CCEE R$ 26,661 at. June 30, 2011 (R$ 27,146 as of December 31, 2010); and

4)	An allowance related to a financing contract agreedment signed with BNDES in 2001 by UEG Araucária in the amount of R$ 27 at June 30, 2011 (R$ 26 as of December 31, 2010).

5 TRADE ACCOUNTS RECEIVABLE

		Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total Consolidated
					6.30.2011	12.31.2010
Customers
Residential		146,396	99,033	7,831	253,260	199,649
Industrial		147,640	48,677	37,585	233,902	184,039
Commercial		99,339	45,865	6,840	152,044	118,540
Rural		19,235	10,287	2,978	32,500	24,004
Public Entities		24,971	19,210	19,290	63,471	43,266
Public lighting		15,421	2,547	89	18,057	15,673
Public service		15,212	14,595	44	29,851	14,335
Unbilled		234,996	-	-	234,996	198,363
Energy installments plan		86,174	6,622	13,469	106,265	101,841
Energy installments plan - Non Current		37,282	-	-	37,282	40,498
Low income subsidy - Eletrobrás		44,018	-	-	44,018	24,376
Fines and charges on energy bills		4,057	3,464	3,721	11,242	9,611
State Government "Luz Fraterna" program		831	4,444	16,036	21,311	11,528
Other receivables		14,329	7,655	6,450	28,434	24,289
Other receivables - non current		6,534	-	-	6,534	3,231
		896,435	262,399	114,333	1,273,167	1,013,243
Concessionaires and Permission holder
Energy supplies
CCEAR - auction		123,782	1,337	-	125,119	133,004
Bilateral contracts		25,536	-	123	25,659	26,709
CCEE		11,350	-	105	11,455	21,551
Reimbursement to generators		-	-	1,210	1,210	1,194
		160,668	1,337	1,438	163,443	182,458
Charges from using transmission grid
Transmission grid		17,172	1,978	2,361	21,511	21,552
Basic network and conection grid		15,114	362	499	15,975	15,104
		32,286	2,340	2,860	37,486	36,656

Telecommunications
Telecommunication services		6,463	9,043	14,832	30,338	17,571
		6,463	9,043	14,832	30,338	17,571

Gas distribution		24,289	771	196	25,256	18,547

Allowance for doubtful accounts (5.1)		-	-	(71,339)	(71,339)	(62,119)
		1,120,141	275,890	62,320	1,458,351	1,206,356
6.30.2011	Current	1,076,325	275,890	62,320	1,414,535
Noncurrent - NC		43,816	-	-	43,816
12.31.2010	Current	941,517	198,873	22,237		1,162,627
Noncurrent - NC		43,729	-	-		43,729

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

5.1 Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance	Additions / (reversals)	Reversal of write offs	Balance
	12.31.2010			6.30.2011
Customers, concessionaries and permission holder
Residential	7,654	10,177	(4,916)	12,915
Industrial	40,761	2,169	(258)	42,672
Commercial	10,880	2,280	(692)	12,468
Rural	69	547	(118)	498
Public Entities	1,453	(149)	-	1,304
Public lighting	155	(75)	-	80
Public service	2	-	-	2
Concessionaries and permission holder	224	-	-	224
Telecommunications	921	255	-	1,176
	62,119	15,204	(5,984)	71,339

Consolidated	Balance	Reversal of write offs	Balance
	12.31.2009		6.30.2010
Customers, concessionaries and permission holder
Residential	6,245	6,819	13,064
Industrial	40,101	2,597	42,698
Commercial	5,863	1,364	7,227
Rural	185	(111)	74
Public Entities	1,272	116	1,388
Public lighting	149	4	153
Public service	-	2	2
Concessionaries and permission holder	203	21	224
Telecommunications	931	148	1,079
	54,949	10,960	65,909

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

6 RECOVERABLE RATE DEFICIT (CRC) TRANSFERRED TO THE GOVERNMENT OF THE STATE OF PARANÁ

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

		Consolidated
	6.30.2011	12.31.2010
2012	64,337	62,728
2013	68,616	66,899
2014	73,179	71,348
2015	78,046	76,093
2016	83,236	81,154
2017	88,772	86,551
2018	94,676	92,307
2019	100,972	98,446
2020	107,687	104,993
2021	114,849	111,976
2022	122,487	119,423
2023	130,633	135,836
after 2023	160,897	174,623
	1,288,387	1,282,377

Changes in CRC

	Current assets	Noncurrent assets	Consolidated
Balance as of December 31, 2010	58,816	1,282,377	1,341,193
Interest and fees	42,907	-	42,907
Monetary variations	157	37,621	37,778
Transfers	31,611	(31,611)	-
Amortizations	(71,842)	-	(71,842)
Balance as of June 30, 2011	61,649	1,288,387	1,350,036

	Current assets	Noncurrent assets	Consolidated
Balance as of December 31, 2009	49,549	1,205,025	1,254,574
Interest and fees	40,172	-	40,172
Monetary variations	555	65,484	66,039
Transfers	26,866	(26,866)	-
Amortization	(64,547)	-	(64,547)
Balance as of June 30, 2010	52,595	1,243,643	1,296,238

7 ACCOUNTS RECEIVABLE RELATED TO THE CONCESSION

7.1 Change in accounts receivable related to the concession

	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of December 31, 2010	54,700	3,849,462	(1,426,117)	2,478,045
Capitalization of intangible assets in progress	-	190,452	-	190,452
Transfers from non current to current	105,768	(105,768)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(93,905)	-	-	(93,905)
Transfers to fixed assets in use	-	(220)	-	(220)
Provisions for losses - indemnifiable assets	-	(2,334)	-	(2,334)
Adjustment to financial assets classified as available for sale	-	(2,982)	-	(2,982)
Monetary variations	-	105,229	(55,322)	49,907
Remuneration	-	148,847	-	148,847
Construction income	-	58,184	-	58,184
Write off	-	(12,569)	-	(12,569)
Balance as of June 30, 2011	66,563	4,228,301	(1,481,439)	2,813,425

	Current assets	Non current assets	Noncurrent special liabilities	Consolidated
Balance as of December 31, 2009	44,070	3,045,323	(1,217,103)	1,872,290
Capitalization of intangible assets in progress	-	258,652	(25,456)	233,196
Transfers from non current to current	106,789	(106,789)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(97,816)	-	-	(97,816)
Provisions for losses - indemnifiable assets	-	(10,438)	-	(10,438)
Monetary variations	-	139,006	(69,053)	69,953
Remuneration	-	150,123	-	150,123
Construction income	-	2,661	-	2,661
Write off	-	(5,638)	-	(5,638)
Balance as of June 30, 2010	53,043	3,472,900	(1,311,612)	2,214,331

7.2 Accounts receivable related to the concession – Distribution

Management adopted Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provide guidelines on accounting for public service concessions granted to private operators, as follows:

(a) Estimated amount of investments made and not amortized or depreciated at the end of the concession period classified as a financial asset since it refers to an unconditional right to receive cash or another financial asset from the Conceding Power; and

(b) Remaining balance from determining the financial asset (residual value) classified as an intangible asset given that recovery of such is dependent on the use of the public service, in this case, the consumption of energy by consumers (see Note 16).

Remuneration of this financial asset is based on the regulatory WACC homologated by the ANEEL in the four yearly tariff review, and is included in the composition of income from the amounts billed to consumers and received monthly.

During the periods between the last and following periodic tariff review, the balance for financial asset is adjusted based on management’s expectation of an increase or decrease in its cash flows related to the changes in assets included in the infra-structure (physical assets). These variations in the estimated cash flows are registered directly to the profit or loss for the period.

Given that there is no active market for trading this financial asset, the variations in the fair value of the balance for the financial asset related to the perception of market players in relation to the difference between the regulatory remuneration rate and the market rate is periodically adjusted based on the methodology determined by Management and this adjustment, when applicable, is registered directly to the equity evaluation account, to shareholders’ equity.

Further information is available in note 9.2 of the Annual Financial Statements at December 31, 2010.

7.3 Accounts receivable related to the concession – Transmission

Refer to amounts receivable from concession contracts for transmission and are represented by the following amounts: (i) revenue from construction of the infra-structure for transmission to be made available to users; (ii) revenue from the operation and maintenance of the infra-structure when actually realized; and (iii) financial income guaranteed by the Conceding Power during the concession period on this revenue.

Income from the transmission concession contracts is earned from making the infrastructure available to users of the system, it is not subject to the risk from demand and is therefore considered as guaranteed income referred to as Permitted Annual Income – RAP (Receita Annual Permitida) to be received during the concession period. The amounts are billed monthly to the users of the infrastructure, in accordance to the report issued by the National System Operator– ONS.

When the concession matures, if there is a balance remaining that has not been received from the construction, operation and maintenance of the infrastructure, this will be received directly from the Conceding Power, since it represents an unconditional right to receive cash, as provided in the concession contract, as indemnity for the investments made and not recovered through the tariffs (RAP).

Further information is available in note 9.3 of the Annual Financial Statements at December 31, 2010.

7.4 Commitments related to the transmission concessions

7.4.1 LT 525 KV ARARAQUARA 2 TAUBATÉ

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to LT 525 KV Araraquara 2 Taubaté amounted to R$ 243,398 at June 30, 2011.

7.4.2 SUBSTATION CERQUILHO III 230 KV

This 230/138KV (300MVA) substation was awarded to the Company at ANEEL auction 001/10 –Aneel, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 at June 30, 2011.

8 OTHER RECEIVABLES

		Consolidated
	6.30.2011	12.31.2010
Current assets
Services in progress, net	115,368	110,374
Advance payments to employees	23,996	9,126
Decommissioning in progress	11,295	6,284
Advance payments for judicial deposits	10,619	9,927
Advance payments to suppliers	5,822	3,248
Services provided to third parties	5,665	3,631
Employee salary granted - recoverable	4,476	4,174
Installment plan for Onda Provedor de Serviços	4,348	4,348
Purchase of fuel by CCC	4,174	2,406
Lease of the Araucária power plant	2,730	4,296
Disposal of property and rights	2,511	9,048
Allowance for doubtful debts	(10,052)	(9,979)
Other receivables	4,301	4,186
	185,253	161,069
Noncurrent assets
Advance payments to suppliers	11,017	9,902
Compulsory loans	2,955	2,833
Disposal of property and rights	2,152	2,325
Other receivables	163	164
	16,287	15,224

9 INVENTORIES

Consolidated	Operation/Maintenance		Fixed assets in progress - materials at deposits
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Copel Geração e Transmissão	22,729	24,429	-	-
Copel Distribuição	92,737	83,893	-	-
Copel Telecomunicações	16,606	11,758	21,480	17,511
Compagás	1,366	1,344	-	-
Elejor	-	-	2,600	2,702
	133,438	121,424	24,080	20,213

10 INCOME TAX, SOCIAL CONTRIBUTION AND OTHER TAXES

10.1 Income Tax (IR) and Social Contribution (CSLL)

.
	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Current assets
IR and CSLL paid in advance	101,949	155,461	379,445	518,889
IR and CSLL to be offset against	-	(20,347)	(248,956)	(348,557)
IRRF on JSCP to be offset against liability	-	(12,119)	-	(12,119)
	101,949	122,995	130,489	158,213
Noncurrent assets
IR and CSLL paid in advance	-	-	13,061	12,341
	-	-	13,061	12,341
Current liabilities
IR and CSLL due	-	35,332	439,120	501,806
IR and CSLL to be offset against	-	(20,347)	(248,956)	(348,557)
	-	14,985	190,164	153,249

The amounts registered for income tax and social contribution in advance refer to prepayments and credits on the Annual Corporate Tax Return – DIPJ, which are compensated against the taxes payable, in accordance with Brazilian tax legislation.

10.2 Deferred income and social contribution taxes

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Tax credits have been recorded as follows:

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Noncurrent assets
Tax losses and negative tax basis	25,377	1,170	27,862	10,966
Private pension and health plans	-	-	142,119	135,384
Other temporary additions	-	-	-	-
Provisions for legal claims	98,960	120,877	283,981	290,385
Allowance for doubtful debts	1,478	1,478	27,637	24,477
Amortization - concession	17,701	17,573	42,906	35,917
Provision for impact of grid charges	-	-	6,922	6,922
Provision for financing	4,757	3,659	4,757	3,659
Provision for energy purchases	-	-	83,317	-
Provision for profit sharing	-	-	13,875	-
	148,273	144,757	633,376	507,710
Noncurrent liabilities
Transitional tax system - RTT	-	-	-	-
Effects from applying CPC 27 - Deemed cost	-	-	776,404	802,556
Effects from applying ICPC 01	-	-	89,179	47,607
Other temporary exclusions	-		-	-
Capitalization of financial charges	-	-	4,540	4,595
Provisions for negative goodwill	25,297	25,297	25,297	25,297
Gas supply	-	-	6,268	7,163
	25,297	25,297	901,688	887,218
	122,976	119,460	(268,312)	(379,508)

Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. In this semester there were no events that required the review of the calculations of recovery of the deferred tax asset.

According to the estimate of future taxable income, the realization of deferred taxes is shown below:

	Parent Company			Consolidated
	Estimated Realizable Amount	Actual Realized Amount	Estimated Realizable Amount	Estimated Realizable Amount	Actual Realized Amount	Estimated Realizable Amount
2010	2,145	22,295	-	17,311	87,728	-
2011	-	-	14,987	-	-	128,826
2012	-	-	15,152	-	-	21,951
2013	-	-	2,996	-	-	9,795
2014	-	-	2,552	-	-	9,351
2015	-	-	2,554	-	-	272,524
2016 to 2018	-	-	3,804	-	-	(11,056)
2019 to 2021	-	-	2,540			(78,009)
after 2021	-	-	78,391	-	-	(621,694)
	2,145	22,295	122,976	17,311	87,728	(268,312)

10.3 Other recoverable taxes and other taxes due

	Parent Company			Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Current assets
Recoverable ICMS (VAT) (10.3.1)	-	-	36,105	36,785
Recoverable PIS/Pasep and Cofins taxes	-	-	26,366	7,966
PIS/Pasep and Cofins to be offset against liabilities	-	-	(26,190)	(7,966)
Other recoverable taxes	-	-	330	751
	-	-	36,611	37,536
Noncurrent assets
ICMS (VAT) payable (10.3.1)	-	-	73,949	82,029
Recoverable income tax withheld on finance investments	-	-	3,532	2,833
	-	-	77,481	84,862
Current liabilities
ICMS (VAT) payable	-	-	185,933	173,989
PIS/Pasep and Cofins payable	749	21,016	53,660	75,511
PIS/Pasep and Cofins to be offset against assets	-	-	(26,190)	(7,966)
Tax Recovery Programs (10.3.2)	65,834	60,229	88,693	94,887
IRRF on JSCP	-	12,119	-	45,813
IRRF on JSCP to be offset against assets	-	(12,119)	-	(12,119)
Other taxes	872	883	13,551	8,756
	67,455	82,128	315,647	378,871
Noncurrent liabilities
ICMS (VAT) payable	-	-	388	623
Tax Recovery Programs (10.3.2)	-	20,076	-	31,629
	-	20,076	388	32,252

10.3.1 Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT), R$ 97,071, refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2 Tax recovery programs

.	Parent Company
	Debt amount	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	-	15,821	164,827	(99,221)	65,606
INSS	311	(93)	-	35	253	(25)	228
	230,244	(81,020)	-	15,856	165,080	(99,246)	65,834

.	Consolidated
	Value of debt	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,030	34,265	(23,985)	10,280
CSLL	5,925	(1,460)	(428)	377	4,414	(3,260)	1,154
Cofins	43,198	(9,633)	(3,118)	2,909	33,356	(23,874)	9,482
PIS/Pasep	8,893	(1,992)	(642)	598	6,857	(4,914)	1,943
Cofins Rescission Claim	229,933	(80,927)	-	15,821	164,827	(99,221)	65,606
INSS	311	(93)	-	35	253	(25)	228
	331,516	(103,003)	(7,311)	22,770	243,972	(155,279)	88,693

The effect on profit or loss for the semester ended June 30, 2011, registered to financial expenses, was R$ 5,254 in the parent company and R$ 6,054 on consolidated (Note 30).

10.4 Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,165 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now became R$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt nº 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$218.

Accordingly, the Company's total debt included in the payment in installments is R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until June 30, 2011 in the amount of R$ 15,856, and also considering prepayments in the amount of R$ 99,246, the balance of the debt amounts to R$ 65,834.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and Cofins from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the total debt of Copel Distribuição included in the scheme for payment in installments is R$ 71,978. With the addition of Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until June 30, 2011 in the amount of R$ 6,914, and also considering prepayments in the amount of R$ 56,033, the balance of the debt amounts to R$ 22,859.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.5 Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Income before IRPJ and CSLL	631,143	557,268	963,979	850,149
IRPJ and CSLL (34%)	(214,589)	(189,471)	(327,753)	(289,051)
Tax effects on:
Interest on own capital	-	-	-	1,474
Dividends	6	10	6	10
Equity in income	218,338	190,803	11,854	17,173
Non deductible expenses	(7,057)	-	(9,974)	(1,218)
Tax benefits Law 11,941/09	7,087	-	7,087	-
Tax incentives	-	-	1,266	1,320
Others	(269)	13	(4,153)	(9,147)
Current IRPJ and CSLL	-	(1,983)	(439,161)	(297,447)
Deferred IRPJ and CSLL	3,516	3,338	117,494	18,008
Actual rate - %	-0.6%	-0.2%	33.4%	32.9%

11 PREPAID EXPENSES

		Consolidated
	6.30.2011	12.31.2010
Current assets
Program of incentive to alternative energy sources - Proinfa	9,418	35
Insurance premiums	1,710	4,855
Other	76	75
	11,204	4,965

12 JUDICIAL DEPOSITS

		Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Taxes claims	222,840	230,235	225,325	231,429
Labor claims	-	-	73,870	73,596
Civil
Suppliers	-	-	73,400	73,400
Civil	-	-	18,260	14,197
Easements	-	-	2,180	2,144
Customers	-	-	2,114	1,677
	-	-	95,954	91,418

Others	-	-	4,256	4,256
	222,840	230,235	399,405	400,699

13 RECEIVABLE FROM RELATED PARTIES

	Parent Company			Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Associated companies
Dividends and/or interests on own capital
Dona Francisca Energética	72	955	72	955
Sanepar	-	-	7,787	4,896
	72	955	7,859	5,851
Subsidiaries
Dividends and/or interest on own capital
Copel Geração e Transmissão	767,318	510,952	-	-
Copel Distribuição	355,968	355,968	-	-
Copel Telecomunicações	10,474	10,474	-	-
Compagas	5,751	4,910	-	-
Centrais Eólicas do Paraná	2,188	1,920	-	-
Dominó Holdings	7,479	4,644	-	-
	1,149,178	888,868	-	-
Financing tranferred - STN
Copel Distribution (13.1)	50,858	56,675	-	-
	50,858	56,675	-	-
Loan contract
Copel Distribution (13.2)	747,241	715,539	-	-
Elejor (13.3)	312,007	295,788	-	-
	1,059,248	1,011,327	-	-
Other related parties
Paineira Participações e Empreendimentos	-	-	-	1,575
	-	-	-	1,575
	2,259,356	1,957,825	7,859	7,426
Current assets - Dividends receivable	1,149,250	889,823	7,859	5,851
Non current assets	1,110,106	1,068,002	-	1,575

13.1 Financing transferred – STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.2).

13.2 Loan Contract - Copel Distribuição

On February 27, 2007, Aneel approved the loan contract agreed between the Company (lender) and Copel Distribution (borrower), for the amount of R$ 1,100,000. The loan is for a period of five years, bearing interest of 104% of the DI rate, and the funds were allocated to the concession investment program and payment of the debentures transferred to Copel Distribuição, which matured on March 01, 2007.

13.3 Loan Contract – Elejor

On April 07, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct Usinas Hidrelétricas do Complexo Energético Fundão - Santa Clara, with amortization in 120 monthly consecutive installments, plus pro rata temporis interest, equivalent to 3.198% per annum, and a spread based on the variation in the CDI, as from the date of each transfer. The grace period for the loan was extended to February 2016, in accordance with the Second Amendment to the Shareholders’ Agreement on April 18, 2005.

14 INVESTMENTS

14.1 Main information about Copel’s investees

6.30.2011	Main activity	Assets (1)	Liabilities (1)	Shareholders' equity (1)	Revenues	Net income (loss) (1)	Part. Group %

Cia. Saneamento do Paraná - Sanepar	Basic sanitation	2,408,389	1,443,192	965,197	377,595	65,953	34.75
Sercomtel S.A. - Telecom.	Telecomunications	277,022	109,597	167,425	70,560	6,393	45.00
Foz do Chopim Energética Ltda.	Energy	49,180	2,681	46,499	17,672	14,832	35.77
Dona Francisca Energética S. A.	Energy	294,044	65,655	228,389	32,770	16,621	23.03
Sercomtel Celular S.A.	Telecomunications	11,233	33,774	-	14,088	(2,980)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Serv. and consulting	335	2	333	-	9	48.00
Carbocampel S.A.	Serv. and consulting	3,553	1,084	2,469	-	(26)	49.00
Escoelectric Ltda.	Serv. and consulting	2,553	5,271	(2,718)	-	(71)	40.00
(1) Balances adjusted to accounting practices

14.1.1 Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at June 30, 2011 reported a balance of R$ 4,188. Copel’s proportional investment (45%), in this balance corresponded to R$ 2,006 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the first quarter of 2011, was R$ 364 (R$ 365 as of June 30, 2010).

14.1.2 Sercomtel

The impairment testing of the Company’s assets, which was concluded in December 2009, adopted, when applicable, the same assumptions stated in the note on property, plant and equipment (Note 15.5) and identified, with a reasonable level of assurance, that the assets tied to the associated company Sercomtel S.A. Telecomunicações were stated above their recoverable values of R$ 35,927 and in Sercomtel Celular S.A. R$ 6,195. In 2010, the methodology was applied again, and the need to reverse the loss in Sercomtel S.A. Telecomunicações for the amount of R$ 23,390 was identified. There were no alterations during the semester.

14.2 Main information about the controlled companies

Copel’s wholly owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A.

The other companies controlled by Copel are: Companhia Paranaense de Gás - Compagas (51% Copel), Elejor - Centrais Elétricas do Rio Jordão S.A. (70% Copel), UEG Araucária Ltda. (20% Copel and 60% Copel Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% Copel and 70% Copel Geração e Transmissão).

On December 28, 2006, UEG Araucária agreed the “Contract for Leases and Other Agreements” with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until December 31, 2011, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by Aneel. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

14.3 Main information on the joint venture

14.3.1 Dominó Holdings S.A.

This is a closed corporate entity, in which Copel holds a 45% investment in the joint venture with other shareholders. Its corporate activities include investing in other companies. It currently holds 34.75% of the capital of Companhia de Saneamento do Paraná – Sanepar, a mixed economy entity, whose corporate activities include exploiting basic sanitation services, mainly the distribution of water, collection and treatment of sanitary sewage.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balance as of 6.30.2011
	Adjusted balance (1)	Share (45%)

Assets	773,891	348,251
Current assets	24,331	10,949
Noncurrent assets	749,560	337,302

Liabilities	773,891	348,251
Current liabilities	21,228	9,553
Noncurrent liabilities	7	3
Shareholders' equity	752,656	338,695

Statement of income
Operational expenses	(1,503)	(676)
Financial income	(1,750)	(788)
Equity in income of subsidiaries	50,927	22,917
Net income for the period	47,674	21,453

(1) Balances adjusted to accounting practices

14.4 Financial statements of subsidiaries and the joint venture

Presented below are the balance sheets and statements of income at June 30, 2011, reclassified for purposes of standardizing the plan of accounts and the effects from adopting the new accounting practices adopted in Brazil. In order to analyze the results by nature of expense, the operational costs and expenses have been aggregated for presentation purposes:

ASSETS 6.30.2011	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

Total Assets	8,692,375	7,324,605	329,953	264,833	767,901	649,163	11,055	348,251
Current Assets	1,623,007	2,247,831	55,680	64,908	33,340	145,539	9,871	10,949
Cash and cash equivalents	1,166,790	665,928	1,956	30,467	14,361	139,930	9,535	1,569
Bonds and securities	111,591	52,885	-	-	772	27	-	-
Restricted financial investments - Pledges and related deposits	2	201	-	234	-	-	-	-
Trade account receivable	194,198	1,183,826	32,457	30,699	16,959	-	111	-
Dividends receivable	5,106	-	-	-	-	-	-	7,787
CRC transferred to the State Government of Paraná	-	61,649	-	-	-	-	-	-
Accounts Receivable related to concession	66,563	-	-	-	-	-	-	-
Other receivables	52,460	126,099	1,832	1,247	1,135	2,954	-	2
Inventories	22,729	92,737	16,606	1,366	-	-	-	-
Income tax and social contribution	2,133	21,976	13	1	-	2,619	222	1,576
Other current taxes recoverable	713	32,581	2,744	564	-	9	-	-
Prepaid expenses	722	9,949	72	330	113	-	3	15
Noncurrent Assets	7,069,368	5,076,774	274,273	199,925	734,561	503,624	1,184	337,302
Long Term Assets	1,019,966	3,794,301	17,366	27,499	12,269	16,843	-	97
Financial investments	-	25,679	-	1,933	-	-	-	-
Trade account receivable	-	43,816	-	13,167	-	-	-	-
CRC transferred to the State Government of Paraná	-	1,288,387	-	-	-	-	-	-
Judicial deposits	18,511	156,740	647	215	106	249	-	97
Accounts Receivable related to concession	884,166	1,862,696	-	-	-	-	-	-
Advance to suppliers	-	-	-	11,017	-	-	-	-
Other receivables	1,878	3,228	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	13,061	-	-
Other current taxes recoverable	1,080	63,839	9,029	-	-	3,533	-	-
Deferred income tax and social contribution	114,331	349,916	7,690	1,003	12,163	-	-	-
Investments	389,427	4,232	-	-	-	-	-	337,205
Property, plant and equipment	5,622,140	-	242,910	-	503,356	486,677	1,184	-
Intangible assets	37,835	1,278,241	13,997	172,426	218,936	104	-	-

LIABILITIES 6.30.2011	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

TOTAL LIABILITIES	8,692,375	7,324,605	329,953	264,833	767,901	649,163	11,055	348,251
CURRENT LIABILITIES	1,228,375	1,520,460	38,302	57,383	50,787	3,524	7,336	9,553
Payroll, social charges and accruals	49,943	130,139	12,422	3,694	154	91	-	1
Suppliers	190,614	438,418	11,328	35,171	4,057	2,800	6	8
Income tax and social contribution	110,291	77,911	84	1,461	417	-	-	-
Other tax liabilities	16,606	222,506	2,754	2,357	1,339	611	36	2,065
Loans and financing	47,123	17,629	-	3,188	-	-	-	-
Dividends payable	767,318	355,968	10,474	11,277	-	-	7,294	7,479
Post employment benefits	6,582	16,827	1,132	-	-	-	-	-
Customer charges payable	4,623	75,851	-	-	-	-	-	-
Research and development and energy efficiency	12,242	130,232	-	-	3,435	10	-	-
Payable related to concession - use of public property	391	-	-	-	40,984	-	-	-
Other accounts payable	22,642	54,979	108	235	401	12	-	-
NON CURRENT LIABILITIES	1,789,321	2,198,050	32,505	7,849	646,816	3,441	-	3
Associated and subsidiary companies	-	747,241	15,500	-	312,007	-	-	-
Suppliers	140,655	-	-	-	-	-	-	-
Tax liabilities	-	-	-	-	-	388	-	-
Deferred income tax and social contribution	819,001	51,122	-	6,268	-	-	-	-
Loans and financing	447,960	684,207	-	-	-	-	-	-
Post employment benefits	109,891	276,017	16,618	1,165	-	-	-	-
Research and development and energy efficiency	31,564	87,864	-	-	-	-	-	-
Payable related to concession - use of public property	24,010	-	-	-	334,464	-	-	-
Other accounts payable	-	-	-	16	-	-	-	-
Provisions for legal claims	216,240	351,599	387	400	345	3,053	-	3
SHAREHOLDERS' EQUITY	5,674,679	3,606,095	259,146	199,601	70,298	642,198	3,719	338,695
Capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserve	-	-	-	-	38,405	-	-	-
Equity evaluation Adjustments	1,499,168	11,495	-	-	-	-	-	4,627
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	15,703
Profit retention reserve Reserva de retenção de lucros	145,364	570,007	43,086	31,172	-	-	-	16,414
Unrealized revenue reserve	-	-	-	-	-	-	-	191,899
Accumulated profits (losses)	341,991	291,252	17,784	17,850	(37,557)	(65,242)	658	(3,316)

STATEMENT OF INCOME 6.30.2011	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

OPERATIONAL INCOME	953,061	2,597,513	76,451	134,453	94,386	14,871	365	-
Eletricity sales to final customers	49,309	1,108,259	-	-	-	-	-	-
Eletricity sales to distributors	686,749	33,606	-	-	94,386	-	365	-
Availability of grid system	146,551	1,216,467	-	-	-	-	-	-
Construction income	54,490	212,762	-	9,203	-	-	-	-
Telecommunications	-	-	76,451	-	-	-	-	-
Distribution of piped gas	-	-	-	124,143	-	-	-	-
Leasing and rents	609	27,699	-	-	-	16,423	-	-
Other operating income	15,353	(1,280)	-	1,107	-	(1,552)	-	-
OPERATING COSTS AND EXPENSES	(553,052)	(2,297,671)	(50,448)	(109,326)	(45,277)	(24,601)	(147)	(676)
Energy purchased for resale	(35,876)	(1,151,566)	-	-	(755)	-	-	-
Charges from use of grid system	(91,486)	(241,019)	-	-	(4,942)	(5,848)	-	-
Personnel and management	(103,797)	(280,045)	(24,819)	(7,594)	(955)	(413)	-	(10)
Private pension and healthcare plans	(15,743)	(44,115)	(3,017)	(505)	-	-	-	-
Materials	(6,843)	(30,903)	(827)	(738)	(123)	(46)	-	(1)
Raw material and supplies - energy porduction	(12,400)	-	-	-	-	(968)	-	-
Natural gas and supplies - gas operations	-	-	-	(78,082)	-	-	-	-
Third parties services	(37,553)	(144,164)	(8,132)	(5,087)	(4,130)	(2,468)	(32)	(285)
Depreciation and amortization	(128,863)	(93,946)	(11,455)	(6,279)	(14,020)	(14,476)	(104)	(365)
Provisions and reversals	(1,382)	(52,482)	393	(17)	-	-	-	-
Construction costs	(53,605)	(212,762)	-	(9,203)	-	-	-	-
Other operational costs and expenses	(65,504)	(46,669)	(2,591)	(1,821)	(20,352)	(382)	(11)	(15)
EQUITY IN INCOME OF SUBSIDIARIES	(758)	-	-	-	-	-	-	22,917
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	399,251	299,842	26,003	25,127	49,109	(9,730)	218	22,241
Financial income	55,297	145,055	875	2,224	(52,595)	7,699	496	(788)
OPERATIONAL PROFIT	454,548	444,897	26,878	27,351	(3,486)	(2,031)	714	21,453
Income tax and social contribution	(168,905)	(246,034)	(10,356)	(10,568)	(3,242)	-	(56)	-
Deferred income tax and social contribution	14,821	92,389	1,262	1,067	4,439	-	-	-
PROFIT (LOSS) FOR THE PERIOD	300,464	291,252	17,784	17,850	(2,289)	(2,031)	658	21,453

14.5 Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the first quarter of 2011, excluding revenue from the equity of subsidiaries.

Income Statement 6.30.2011	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations and non controlling interests	Consolidated

O PERATIO NAL INCO ME	953,061	2,597,513	76,451	134,453	94,386	14,871	365	-	(202,562)	3,668,538
Eletricity sales to final customers	49,309	1,108,259	-	-	-	-	-	-	(2,859)	1,154,709
Eletricity sales to distributors	686,749	33,606	-	-	94,386	-	365	-	(135,851)	679,255
Availability of grid system	146,551	1,216,467	-	-	-	-	-	-	(40,889)	1,322,129
Construction income	54,490	212,762	-	9,203	-	-	-	-	-	276,455
Telecomunications	-	-	76,451	-	-	-	-	-	(19,436)	57,015
Distribution of piped gas	-	-	-	124,143	-	-	-	-	-	124,143
Lease and rents	609	27,699	-	-	-	16,423	-	-	(582)	44,149
Other operating revenue	15,353	(1,280)	-	1,107	-	(1,552)	-	-	(2,945)	10,683
O PERATING COSTS AND EXPENSES	(553,052)	(2,297,671)	(50,448)	(109,326)	(45,277)	(24,601)	(823)	(7,944)	202,562	(2,886,580)
Energy purchased for resale	(35,876)	(1,151,566)	-	-	(755)	-	-	-	135,851	(1,052,346)
Charges from use of grid system	(91,486)	(241,019)	-	-	(4,942)	(5,848)	-	-	40,889	(302,406)
Personnel and management	(103,797)	(280,045)	(24,819)	(7,594)	(955)	(413)	(10)	(4,236)	-	(421,869)
Private pension and health plans	(15,743)	(44,115)	(3,017)	(505)	-	-	-	(323)	-	(63,703)
Materials	(6,843)	(30,903)	(827)	(738)	(123)	(46)	(1)	(26)	-	(39,507)
Raw material and supplies - energy production	(12,400)	-	-	-	-	(968)	-	-	-	(13,368)
Natural gas and supplies - gas operations	-	-	-	(78,082)	-	-	-	-	-	(78,082)
Third parties services	(37,553)	(144,164)	(8,132)	(5,087)	(4,130)	(2,468)	(317)	(2,368)	25,240	(178,979)
Depreciation and amortization	(128,863)	(93,946)	(11,455)	(6,279)	(14,020)	(14,476)	(469)	(377)	-	(269,885)
Provisions and reversals	(1,382)	(52,482)	393	(17)	-	-	-	7,188	-	(46,300)
Construction cost	(53,605)	(212,762)	-	(9,203)	-	-	-	-	-	(275,570)
Compensation for use of water resources	(58,397)	-	-	-	(2,927)	-	-	-	-	(61,324)
Losses in the decommissioning and disposal of assets	(323)	(6,981)	-	-	(16,765)	-	-	-	-	(24,069)
Other costs and operational expenses	(6,784)	(39,688)	(2,591)	(1,821)	(660)	(382)	(26)	(7,802)	582	(59,172)
EQUITY IN INCOME O F SUBSIDIARIES	-	-	-	-	-	-	22,917	11,965	-	34,882
PRO FIT BEFO RE FINANCIAL RESULTS AND TAXES	400,009	299,842	26,003	25,127	49,109	(9,730)	22,459	4,021	-	816,840
Financial income	55,297	145,055	875	2,224	(52,595)	7,699	(292)	(11,124)	-	147,139
O PERATIO NAL PROFIT	455,306	444,897	26,878	27,351	(3,486)	(2,031)	22,167	(7,103)	-	963,979
Income tax and social contribution	(168,905)	(246,034)	(10,356)	(10,568)	(3,242)	-	(56)	-	-	(439,161)
Deferred income tax and social income	14,821	92,389	1,262	1,067	4,439	-	-	3,516	-	117,494
PRO FIT (LOSS) FOR THE PERIOD	301,222	291,252	17,784	17,850	(2,289)	(2,031)	22,111	(3,587)	-	642,312

14.6 Changes in investments

Parent Company	Balance as of 12.31.2010	Shareholders' Equity	Equity evaluation adjustments	Investment and Afac (1)	Amortization of concession rights	Proposed dividends and JCP	Balance as of 6.30.2011
Associated companies
Sercomtel Telecom. - NE nº 14.1.2	72,464	2,878	-	-	-	-	75,342
Dona Francisca Energética	50,161	3,828	-	-	-	(1,444)	52,545
Foz do Chopim Energética	17,086	5,306	-	-	-	(5,759)	16,633
Carbocampel	1,224	(14)	-	110	-	-	1,320
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	156	4	-	-	-	-	160
Escoelectric	37	(37)	-	-	-	-	-
	141,428	11,965	-	110	-	(7,203)	146,300
Investees
Copel Geração e Transmissão	5,726,083	300,464	-	-	-	(351,868)	5,674,679
Copel Distribuição	3,316,811	291,252	(1,968)	-	-	-	3,606,095
Copel Telecomunicações	241,362	17,784	-	15,500	-	-	274,646
UEG Araucária	128,846	(406)	-	-	-	-	128,440
Compagas	99,286	9,103	-	-	-	(6,592)	101,797
Elejor	115,795	(1,603)	-	(45,940)	(377)	-	67,875
Centrais Eólicas do Paraná	1,185	199	-	-	-	(268)	1,116
	9,629,368	616,793	(1,968)	(30,440)	(377)	(358,728)	9,854,648
Joint ventures
Dominó Holdings	325,342	21,453	-	-	-	(8,100)	338,695
	325,342	21,453	-	-	-	(8,100)	338,695
Other investments
Finam (2)	2,456	-	-	-	-	-	2,456
Finor (3)	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	12,472
	10,108,610	650,211	(1,968)	(30,330)	(377)	(374,031)	10,352,115
(1) Afac - Advance for future capital increase
(2) Amazon investment fund - Finam
(3) Northeast investment fund - Finor

Parent Company	Balance as of 12.31.2009	Shareholders' equity	Investment and Afac	Amortization of concession rights	Proposed dividens and JCP	Right off	Balance as of 6.30.2010
Associated companies
Sercomtel - Telecomunicações	39,863	2,420	-	-	-	-	42,283
Dona Francisca	19,616	30,199	-	-	(2,331)	-	47,484
Foz do Chopim	16,616	4,965	-	-	(5,258)	-	16,323
Carbocampel	1,117	35	83	-	-	-	1,235
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	3	-	-	-	-	157
Escoelectric	(679)	424	63	-	-	-	(192)
	76,987	38,046	146	-	(7,589)	-	107,590
Investees
Copel Geração e Transmissão	5,783,192	276,063	-	-	(435,433)	-	5,623,822
Copel Distribuição	3,051,476	201,923	-	-	(95,213)	-	3,158,186
Copel Telecomunicações	221,722	14,342	-	-	(2,265)	-	233,799
UEG Araucária	130,253	(3,082)	-	-	-	-	127,171
Compagas	95,211	11,166	-	-	(887)	-	105,490
Elejor	35,277	10,362	126,000	(377)	-	-	171,262
Centrais Eólicas do Paraná	1,153	161	-	-	(235)	-	1,079
	9,318,284	510,935	126,000	(377)	(534,033)	-	9,420,809
Joint ventures
Dominó Holdings	309,756	15,794	-	-	(3,667)	-	321,883
	309,756	15,794	-	-	(3,667)	-	321,883
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	2,412	-	-	-	-	(6)	2,406
	13,629	-	-	-	-	(6)	13,623
	9,718,656	564,775	126,146	(377)	(545,289)	(6)	9,863,905

Consolidated	Balance as of 12.31.2010	Shareholders' equity	Investment and Afac	Amortization of concession rights	Proposed dividends and JCP	Balance as of 6.30.2011
Associated companies
Sanepar	323,814	22,917	-	(364)	(9,162)	337,205
Sercomtel - Telecomunicações	72,464	2,878	-	-	-	75,342
Dona Francisca	50,161	3,828	-	-	(1,444)	52,545
Foz do Chopim	17,086	5,306	-	-	(5,759)	16,633
Carbocampel	1,224	(14)	110	-	-	1,320
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	156	4	-	-	-	160
Escoelectric	37	(37)	-	-	-	-
	465,242	34,882	110	(364)	(16,365)	483,505
Other investments
Finam	2,456	-	-	-	-	2,456
Finor	769	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	7,903
Assets allocated for future use	4,538	-	-	-	-	4,538
Other investments	2,542	-	1	-	-	2,543
	18,208	-	1	-	-	18,209
	483,450	34,882	111	(364)	(16,365)	501,714

Consolidated	Balance as of 12.31.2009	Shareholders' equity	Investment and Afac	Proposed dividends and JCP	Amortization of concession rights	Others	Balance as of 6.30.2010
Investees
Sanepar	308,243	16,823	-	(4,333)	(365)	-	320,368
Dona Francisca	19,616	30,199	-	(2,331)	-	-	47,484
Sercomtel - Telecomunicações	39,863	2,420	-	-	-	-	42,283
Foz do Chopim	16,616	4,965	-	(5,258)	-	-	16,323
Carbocampel	1,117	35	83	-	-	-	1,235
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	3	-	-	-	-	157
Escoelectric	(679)	424	63	-	-	-	(192)
	385,230	54,869	146	(11,922)	(365)	-	427,958
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Assets allocated for future use	5,596	-	-	-	-	(15)	5,581
Other investments	3,610	-	2	-	-	(6)	3,606
	20,423	-	2	-	-	(21)	20,404
	405,653	54,869	148	(11,922)	(365)	(21)	448,362

15 PROPERTY, PLANT AND EQUIPMENT

15.1 Asset in service by account nature

Consolidated	Cost	Accumulated depreciation	Fixed assets in use, net
			6.30.2011
Machinery and equipment	4,370,650	(2,169,723)	2,200,927
Reservoirs, dams and acqueducts	7,122,453	(4,136,017)	2,986,436
Buildings	1,382,448	(921,381)	461,067
Land	182,322	-	182,322
Vehicules	35,894	(27,115)	8,779
Furniture and implements	11,043	(8,174)	2,869
	13,104,810	(7,262,410)	5,842,400

Consolidated	Cost	Accumulated depreciation	Fixed assets in use, net
			12.31.2010
Machinery and equipment	4,388,067	(2,103,285)	2,284,782
Reservoirs, dams and acqueducts	7,122,207	(4,059,368)	3,062,839
Buildings	1,381,957	(905,487)	476,470
Land	182,322	-	182,322
Vehicules	32,043	(25,951)	6,092
Furniture and implements	11,097	(8,367)	2,730
	13,117,693	(7,102,458)	6,015,235

15.2 Fixed Asset by company

Consolidated	Cost	Accumulated depreciation	Net fixed assets
			6.30.2011
In service
Copel Geração e Transmissão	11,460,341	(6,721,243)	4,739,098
Copel Telecomunicações	405,663	(266,028)	139,635
Elejor	587,513	(93,998)	493,515
UEG Araucária	647,164	(178,196)	468,968
Centrais Eólicas do Paraná	4,129	(2,945)	1,184
	13,104,810	(7,262,410)	5,842,400
In progress
Copel Geração e Transmissão	883,042	-	883,042
Copel Telecomunicações	103,275	-	103,275
Elejor	9,841	-	9,841
UEG Araucária	17,709	-	17,709
	1,013,867	-	1,013,867
	14,118,677	(7,262,410)	6,856,267

Consolidated	Cost	Accumulated depreciation	Net fixed assets
			12.31.2010
In service
Copel Geração e Transmissão	11,452,043	(6,592,462)	4,859,581
Copel Telecomunicações	407,446	(256,316)	151,130
Elejor	606,907	(87,101)	519,806
UEG Araucária	647,168	(163,738)	483,430
Centrais Eólicas do Paraná	4,129	(2,841)	1,288
Dominó Holdings	-	-	-
	13,117,693	(7,102,458)	6,015,235
In progress
Copel Geração e Transmissão	567,606	-	567,606
Copel Telecomunicações	71,161	-	71,161
Elejor	9,943	-	9,943
	648,710	-	648,710
	13,766,403	(7,102,458)	6,663,945

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities mostly used in the generation of energy are related to these services and cannot be retired, sold, or motgaged without the prior written approved of the ANEEL. ANEEL Resolution no. 20/1999 establishes the procedures for assets to be retired or sold and determines that the proceeds from the sales of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession. For the concession contracts of the Use of Public Property – UBP, the restrictions on the use of the infrastructure are established in article 19, of ANEEL Decree number 2003/96.

15.3 Changes in property, plant and equipment

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2010	6,015,235	648,710	6,663,945
Investment program	-	363,894	363,894
Investment program - to pay	-	6,176	6,176
Fixed assets for projects	9,401	(9,401)	-
Transfers from account receivable related to concession	220	-	220
Provision for contingencies	-	4,884	4,884
Depreciation quotas to profit and loss	(164,884)	-	(164,884)
Depreciation quotas - Pasep/Cofins credits	(675)	-	(675)
Write off	(16,897)	(396)	(17,293)
As of June 30, 2011	5,842,400	1,013,867	6,856,267

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2009	6,284,238	375,410	6,659,648
Investment program	-	143,872	143,872
Investment program - to pay	-	12,572	12,572
Fixed assets for projects	64,947	(64,947)	-
Depreciation quotas to profit and loss	(173,330)	-	(173,330)
Write off	(714)	(544)	(1,258)
As of June 30, 2010	6,175,141	466,363	6,641,504

15.4 Depreciation rates

Depreciation rates (%)
	6.30.2011	12.31.2010
Generation
General equipment	9.73	9.73
Generators	3.09	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hidraulic turbines	2.47	2.47
Gas and steam turbines	5.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central administration
Buildings	4.00	4.00
Office machinery and equipment	10.00	10.00
Furniture and implements	10.00	10.00
Vehicles	20.00	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

When applicable, the Company uses the depreciation rates defined by the regulatory in light of the right to reimbursement at the end of the concession contract.

15.5 Impairment of assets

The Company’s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 – Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 17.6 of the Annual financial statements at December 31, 2010. During the semester, there were no events that required new tests to be performed.

15.6 Consórcio Energético Cruzeiro do Sul - UHE Mauá

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by Copel Geração e Transmissão (51%) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant, which will have installed potential of 361 MW, and is valid for 35 years, as from July 3, 2007, the date of signing the contract.

The facility’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index, this tariff was R$ 134.09, at December 31, 2010. The company sold 192 average MW, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The enterprise will become operational at the beginning of 2012.

Due to the legal preliminary order in the ambit of Public Civil Action 1999.7001.007514-6 which caused a delay in the start-up of commercial generation of each one of the generating units, Copel is pegging the CCEARs (Contracts for Electric Power Trading) related to UHE Mauá to its own generation and to the power acquired in contracts in the Free Contracting Environment (ACL).

The costs incurred in this enterprise have been registered to fixed assets, in the proportion to the quota-part in the consortium. At June 30, 2011, the balance for fixed assets in progress for Copel Geração e Transmissão that refer to the enterprise amounted to R$ 592,278.

Total commitments assumed with suppliers of equipment and services that refer to UHE Mauá amounted to R$ 120,913 at June 30, 2011 (R$ 162,035 as of December 31, 2010).

Further information with respect to the consortium are presented in note 17.7 of the Annual Financial Statements at December 31, 2010.

15.7 Colíder Hydroelectric Power Plant

On July 30, 2010, through the new energy Auction number 003/10 by ANEEL, Copel Geração e Transmissão won the concession to exploit the Colíder hydroelectric plant, which will have installed potential of 300 MW, and the contract will be valid for a period of 35 years, as from January 17, 2011, the date of signing Concession Contract number 001/11–MME–UHE Colíder.

The total forecast investment for the project is approximately R$ 1,570,400, with this value at the base date July 2010.

The energy from the Colider Hydro electric plant was sold in the 10th Auction for New Energy (A-5) on July 30, 2010 at the final tariff of R$ 103.40/MWh, for the base date July 1, 2010. After correction using the variation in the IPCA, this tariff was equivalent to R$ 106.23, at December 31, 2010. A total of 125 MW average, was negotiated, to be supplied as from January 2015 for 30 years. The physical guarantee for the enterprise, established in the concession contract, is 179.6 MW average, after the complete motorization. The energy not negotiated in this auction will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the UHE Colíder amounted to R$ 1,151,721 at June 30, 2011.

Further information with respect to the consortium are presented in note 17.8 of the Annual Financial Statements at December 31, 2010.

The service order that authorizes the start of the implementation works was signed on March 1, 2011 and the venture is in the execution stage of the 1st stage cofferdam.

15.8 Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction, number 07/10 ANEEL, Copel Geração e Transmissão S.A. sold the energy from River Cavernoso II SHP, an enterprise with 19 MW of installed capacity, located on the Cavernoso River, in the cities of Virmond and Candói, in the State of Paraná. As a result of this sale, it received authorization to build and exploit the enterprise, for a period of 35 years, as from February 28, 2011, the date of publication of ordance no. 133 issued on February 25, 2011 by the Ministry of Mines and Energy.

The enterprise is part of the Growth Accelerated Program - PAC, from the Federal Government, and will consist of a power house with installed potential of 19 MW, sufficient to attend approximately 50 thousand inhabitants.

The total forecast investment for the project is approximately R$ 120,000, with this value at the base date August 2010.

The energy from Cavernoso II SHP was sold at the final tariff of R$ 146.99/MWh, for the base date August 1, 2010. After correction using the variation of the IPCA, this tariff was equivalent to R$ 151,11, at December 31, 2010. A total of 7.73 MW average, was negotiated, to be supplied as from November 2012 for 30 years. The physical guarantee for the enterprise, established in the Ordinance 133 was published by the Ministry of Mines and Energy dated February 25, 2011 10.56 MW average. The energy not negotiated in Aneel auction 07/10 of August 26, 2010, will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the PCH Cavernoso amounted to R$ 92,426 at June 30, 2011.

The service order that authorizes the start of the mobilization and consequent start of the works was signed on April 18, 2011 and the implementation is in the excavation stage of the deviation structures of the river.

16 INTANGIBLE ASSETS

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							6.30.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	3,082	-	-	(2,116)	(1)	43	1,009
Copel Distribuição (16.1)	-	-	3,714,549	(2,783,500)	(2)	-	931,049
Copel Telecomunicações	6,476	-	-	(3,798)	(1)	-	2,678
Compagas (16.2)	3,939	-	198,414	(70,477)	(2)	-	131,876
Elejor (16.3)	-	-	263,920	(47,774)	(2)	-	216,146
UEG Araucária	191	-	-	(87)	(1)	-	104
Direito de concessão - Elejor (16.3)	-	22,626	-	(3,960)	(2)	-	18,666
	13,688	22,626	4,176,883	(2,911,712)		43	1,301,528
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	13,688	22,626	4,176,883	(2,911,712)		81	1,301,566
In progress
Copel Geração e Transm. (16.4)	10,704	-	24,400	-		1,704	36,808
Copel Distribuição (16.1)	-	-	642,712	-		-	642,712
Copel Telecomunicações	11,316	-	-	-		3	11,319
Compagas	-	-	40,530	-		-	40,530
Elejor	-	-	-	-		2,790	2,790
	22,020	-	707,642	-		4,497	734,159
Special Liabilities
Copel Distribuição (16.5)	-	-	(434,586)	139,066		-	(295,520)
	-	-	(434,586)	139,066		-	(295,520)
							1,740,205
(1) Anual amortization rate: 20%
(2) Amortization over the concession period

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Others	Consolidated
							12.31.2010
In service
Assets with finite useful life
Copel Geração e Transmissão	2,287	-	-	(1,984)	(1)	43	346
Copel Distribuição (16.1)	-	-	3,675,078	(2,675,783)	(2)	-	999,295
Copel Telecomunicações	4,067	-	-	(3,659)	(1)	-	408
Compagas (16.2)	3,473	-	195,767	(64,199)	(2)	-	135,041
Elejor (16.3)	-	-	263,920	(43,812)	(2)	102	220,210
UEG Araucária	190	-	-	(72)	(1)	-	118
Concession right - Elejor (16.3)	-	22,626	-	(3,583)	(2)	-	19,043
	10,017	22,626	4,134,765	(2,793,092)		145	1,374,461
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10,017	22,626	4,134,765	(2,793,092)		183	1,374,499
In progress
Copel Geração e Transm. (16.4)	11,591	-	22,249	-		1,222	35,062
Copel Distribuição (16.1)	-	-	583,261	-		-	583,261
Copel Telecomunicações	12,476	-	-	-		3	12,479
Compagas	-	-	34,440	-		-	34,440
Elejor	-	-	-	-		2,790	2,790
	24,067	-	639,950	-		4,015	668,032
Special liabilities
Copel Distribuição (16.5)	-	-	(406,333)	112,756		-	(293,577)
	-	-	(406,333)	112,756		-	(293,577)
							1,748,954
(1) Anual amortization rate: 20%
(2) Amortization over the concession period

Changes in intangible assets

Balances	Concession contract				Others		Concession/ authorization (goodwill)	Conoslidated
	in service	in progress	special liabilities		in service	in progress
			in service	in progress
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954
Investment program	-	321,894	-	-	-	2,120	-	324,014
Customers' financial participation	-	-	-	(28,253)	-	-	-	(28,253)
Aneel concession - use of public assets	-	3,999	-	-	-	-	-	3,999
Capitalizations - indemnifiable assets	-	(190,452)	-		-	-	-	(190,452)
Capitalizations - intangible assets in service	64,589	(64,589)	(39,452)	39,452	3,686	(3,686)	-	-
Amortization quotas - concession and authorization	(128,884)	-	24,973	-	(348)	-	(377)	(104,636)
Amortization of quotas - Pasep/Cofins credits	(7,020)	-	1,337	-	(132)	-	-	(5,815)
Write offs	(4,346)	(1,312)	-	-	(101)	-	-	(5,759)
Monetary variations	-	(1,847)	-	-	-	-	-	(1,847)
As of June 30, 2011	1,277,472	707,643	(242,173)	(53,347)	5,428	26,516	18,666	1,740,205

Balances	Concession Contract				Other		Concession/ authorization (goodwill)	Consolidated
	in service	in progress	special liabilities		in service	in progress
			in service	in progress
As of December 31, 2009	1,452,475	628,304	(254,612)	(68,194)	2,470	1,055	66,715	1,828,213
Investment program	-	348,472	-	-	-	20,743	-	369,215
Customers financial participation	-		-	(44,181)	-	-	-	(44,181)
Aneel concession- use of public assets	-	950	-	-	-	-	-	950
Capitalizations - indemnifiable assets	-	(258,652)	-	25,456	-	-	-	(233,196)
Capitalizations - intangible assets in service	95,130	(95,130)	(9,119)	9,119	147	(147)	-	-
Amortization of quotas - concession and authorization	(122,044)	-	22,570	-	(131)	-	(1,550)	(101,155)
Amortization of quotas - Pasep/Cofins credits	(5,646)	-	1,144	-	-	-	-	(4,502)
Write offs	(20,333)	(996)	-	-	(238)	-	-	(21,567)
Tranf. between intangible assets and assets allocated for future use	-	15	-	-	-	-	-	15
Monetary variations	-	(291)	-	-	-	-	-	(291)
As of June 30, 2010	1,399,582	622,672	(240,017)	(77,800)	2,248	21,651	65,165	1,793,501

16.1 Concession - Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated useful economic life of each asset of the distribution infrastructure, for purposes of determining the tariff, and to calculate the indemnity value of the assets that are returned when the concession period expires. This estimate is reasonable and adequate for accounting and regulatory effects and represents the best estimates of the economic useful lives of the assets accepted by the market for this industry.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Copel Distribuição, with expected average amortization of 15% per annum, limited to the concession period.

The residual value of each asset that exceeds the maturity period of the concession is allocated as accounts receivable related to the concession (Note 7).

16.2 Concession Contract – Compagas

Intangible assets for the construction of the infrastructure and acquisition of the assets necessary to provide the gas distribution services and the right to charge users for the supply of gas. The construction of the infrastructure and acquisition of the assets are considered as services rendered from the Conceding Power.

The amortization period for the intangible asset reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas.

Once the concession has expired, the assets tied to rendering the gas distribution services are reverted to the Conceding Power and Compagas will receive indemnity for the investments made based on the amortized reposition value, determined by an independent company, determined based on the amounts to be calculated at the time.

At June 30, 2011, based on the clauses in the concession contract that refer to the reversal of non depreciated assets, the Company does not have any accounts receivable related to the possible reversal of assets at the end of the concession period.

16.3 Concession Contract – Elejor

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., in December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which corresponded to a balance of R$ 18,666 as of June 30, 2011 (R$ 19,043 as of December 31, 2010). The straight line method amortization of concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of June 30, 2011 was R$ 377 (R$ 377 as of June 30, 2010).

Concession Contract

Intangible assets that refers to the right to use of public property – UBP, under an onerous concession. These intangible assets is being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 – Contracts payable related to the concession - use of public asset).

16.4 Copel Geração e Transmissão

Intangible asset that refers to the right to use of public property – UBP, in the form of an onerous concession. These intangible asset is being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 – Contracts payable related to the concession - use of public asset).

At June 30, 2011 the Group had R$ 11,852 (R$ 10,926 as of December 31, 2010) registered for the Concession Contract - UHE – Mauá, and R$ 12,548 (R$ 11,323 as of December 31, 2010) registered for the Concession Contract - UHE - Colíder.

16.5 Special liabilities

The special liabilities represent resources from the financial participation by customers, budget donations from the Government, federal, state and municipal funds and special credits assigned to investments used in the enterprises tied to the concession.

The scheduled date for settlement of these liabilities was the date for the end of the concession. As a result of Aneel Normative Resolution number 234, dated October 31, 2006, altered by ANEEL Regulatory Resolution number 338 of November 5, 2008, which establishes the general concepts, the methodologies applicable and the initial procedures for realizing the second cycle for the periodic review of tariffs for the concessionaries of electrical energy distribution services, the nature of these obligations was altered. Both the balance and the new additions are now amortized in the accounting records as from July 01, 2008, in accordance with ANEEL Ruling 3,073/06 and Official Circular letter number 1,314/07. Amortization is calculated using the same average rate for the corresponding assets.

16.6 Recoverable value of intangible asset (finite useful life)

At the end of 2010, the Company evaluated the recoverable value of its intangible assets based on the present value of estimated future cash flows, as reported in Note 18.7 of the Annual Financial Statements at December 31, 2010.

During the semester there were no events that required a new evaluation of the recoverable values of the intangible assets.

17 PAYROLL, SOCIAL CHARGES AND LABOR ACCRUALS

.
		Consolidated
	6.30.2011	12.31.2010
Social security liabilities
Taxes and social contribution	23,956	29,987
Social security charges on paid vacation and 13th salary	27,067	18,866
	51,023	48,853
Labor Liabilities
Payroll, net	1,674	242
Vacation and 13th salary	86,340	60,022
Profit sharing	-	66,151
Profit sharing for the year	40,810	-
Voluntary redundancy	16,786	314
Assignements to third parties	1	2
	145,611	126,731
	196,634	175,584

18 SUPPLIERS

.
		Consolidated
		6.30.2011	12.31.2010

Charges for use of grid system		70,574	67,771

Energy supplies		270,458	286,941

Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas		34,629	25,720
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)		50,995	48,312
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)		127,488	144,936
Other suppliers		212,169	183,824
		425,281	402,792
		766,313	757,504
	Current	638,825	612,568
	Noncurrent - NC	127,488	144,936

18.1 Petróleo Brasileiro S.A. - Petrobras – Renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração Company, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Generation signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Generation remains.

18.2 Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
1º Auction - Product 2005	2005 to 2012	946.00	12.07.2004	57.51
1º Auction - Product 2006	2006 to 2013	456.34	12.07.2004	67.33
1º Auction - Product 2007	2007 to 2014	10.74	12.07.2004	75.46
2º Auction - Product 2008	2008 to 2015	69.37	04.02.2005	83.13
4º Auction - Product 2009	2009 to 2016	43.47	10.11.2005	94.91
5º Auction - Product 2007	2007 to 2014	160.09	12.14.2006	104.74
10º Auction Adjust . P -04M	March to June 2011	7.69	02.17.2011	101.80
10º Auction Adjust . P -10M	March to December 2011	20.12	02.17.2011	115.04
		1,713.82
Auction of power from new facilities
1º Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1º Auction - Product 2008 Therm	2008 to 2022	25.93	12.16.2005	132.26
1º Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1º Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1º Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1º Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3º Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3º Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4º Auction - Product 2010 Therm	2010 to 2024	18.32	07.26.2007	134.64
5º Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5º Auction - Product 2012 Therm	2012 to 2026	117.27	10.16.2007	128.37
6º Auction - Product 2011 Therm	2011 to 2025	51.07	09.17.2008	128.42
7º Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7º Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,119.78

19 LOANS AND FINANCING

Consolidated				Current liabilities		Non current liabilities
			6.30.2011 Total	12.31.2010	6.30.2011	12.31.2010
	Principal	Charges
Foreign currency
IDB (19.1)	-	-	-	9,233	-	-
STN (19.2)	4,432	487	4,919	5,278	45,939	51,397
Eletrobrás	5	-	5	5	11	15
	4,437	487	4,924	14,516	45,950	51,412
Local currency
Banco do Brasil (19.3)	195	13,553	13,748	12,779	860,943	691,007
Eletrobrás (19.4)	44,872	9	44,881	44,643	236,410	257,673
BNDES - Compagas (19.5)	3,188	-	3,188	6,330	-	43
Finep (19.6)	1,952	13	1,965	1,967	4,880	5,855
BNDES (19.7)	4,192	2,165	6,357	1,389	156,792	137,496
Banco do Brasil
Repasse BNDES (19.8)	4,192	2,235	6,427	1,471	156,792	137,496
	58,591	17,975	76,566	68,579	1,415,817	1,229,570
	63,028	18,462	81,490	83,095	1,461,767	1,280,982

Parent Company				Current liabilities		Non current liabilities
			6.30.2011	12.31.2010	6.30.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
STN (19.2)	4,432	487	4,919	5,278	45,939	51,397

Local currency
Banco do Brasil (19.3)	-	13,550	13,550	12,582	329,600	329,600
	4,432	14,037	18,469	17,860	375,539	380,997

Breakdown of loans and financing by type of currency and index

Currency (equivalent in R$) / Index
	6.30.2011%		12.31.2010%
Foreign currency
US dollar	50,874	3.30	56,695	4.16
Yen	-	-	-	-
IDB currency basket	-	-	9,233	0.68
	50,874	3.30	65,928	4.84
Local currency
TJLP	11	-	285,709	20.94
IGP-M	567	0.04	616	0.05
UFIR	119,422	7.74	125,363	9.19
FINEL	161,870	10.49	176,954	12.97
UMBND	336,401	21.80	6,373	0.47
CDI	874,112	56.64	703,134	51.54
	1,492,383	96.71	1,298,149	95.16
	1,543,257	100.01	1,364,077	100.00

Index and change in the main foreign currencies and indexes applied to the loans and financing

Currency/Index		Variation (%)
	6.30.2011	12.31.2010
U.S. dollar	(6.31)	(4.31)
IDB currency basket	0.00	3.86
TJLP	6.00	6.00
IGP-M	3.14	11.32
FINEL	0.62	2.18
UMBND	0.00	(3.76)
CDI	14.19	24.44

Maturity of noncurrent installments

	Foreign currency	Local currency		Consolidated
			6.30.2011	12.31.2010
2012	1,047	35,197	36,244	67,701
2013	2,095	195,572	197,667	188,168
2014	1,051	525,015	526,066	516,517
2015	-	343,811	343,811	183,780
2016	-	49,896	49,896	46,919
2017	-	33,018	33,018	30,188
2018	-	32,108	32,108	29,278
2019	-	29,360	29,360	26,530
2020	-	26,765	26,765	23,935
2021	-	21,665	21,665	18,834
2022	-	21,662	21,662	17,186
after 2022	41,757	101,748	143,505	131,946
	45,950	1,415,817	1,461,767	1,280,982

Changes in loans and financing:

	Foreign currency		Local currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	197,262	197,262
Charges	1,250	-	41,155	20,067	62,472
Monetary and exchange variations	(385)	(3,226)	67	890	(2,654)
Transfers	2,236	(2,236)	31,972	(31,972)	-
Amortization - principal	(6,393)	-	(16,238)	-	(22,631)
Amortization - interest and variation	(6,300)	-	(48,969)	-	(55,269)
As of June 30, 2011	4,924	45,950	76,566	1,415,817	1,543,257

	Foreign currency		Domestic currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funding	-	-	-	80,059	80,059
Charges	1,854	-	33,290	567	35,711
Monetary and exchange variation	35	2,630	263	1,882	4,810
Transfers	12,348	(12,348)	26,954	(26,954)	-
Amortization - principal	(6,387)	-	(13,453)	-	(19,840)
Amortization - interest and variation	(7,694)	-	(40,462)	-	(48,156)
As of June 30, 2010	24,934	58,147	63,512	771,833	918,426

19.1 Inter-American Development Bank – IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a. The agreement features provisions providing for termination in the following cases:

- Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

- Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

- Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

- Ratio between current assets and total current commercial and bank financing, except for the current share of noncurrent indebtedness and dividends to be reinvested, lower than 1.2; and

- Ratio between noncurrent indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

The contract was settled on its maturity date, on January 15, 2011.

19.2 National Treasury Department - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Type of bonus	Term (years)	Final Maturity	Grace period (years)	Consolidated
				6.30.2011	12.31.2010
Par Bond	30	4.15.2024	30	24,913	26,591
Capitalization Bond	20	4.15.2014	10	6,379	7,947
Debt Conversion Bond	18	4.15.2012	10	2,349	3,761
Discount Bond	30	4.15.2024	30	17,217	18,376
				50,858	56,675

The annual interest rates and repayments are as follows:

Type of bonus	Anual interest rate (%)	Amortizations
Par Bond	6.0	Single
Capitalization Bond	8.0	Six monthly
Debt Conversion Bond	Libor six monthly + 0.8750	Six monthly
Discount Bond	Libor six monthly + 0.8125	Single

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,606 and R$ 15,073 as of June 30, 2011 (R$ 10,850 and R$ 15,430 as of December 31, 2010), respectively. (Note 04).

19.3 Banco do Brasil S.A.

Contracts		Consolidated
	6.30.2011	12.31.2010
Private contract for credit assignment - Law 8,727/93 (1)	579	651
Credit notes (2)	343,150	342,182
Contract for providing fixed credit number 21/02155-4 (3)	380,555	360,953
Contract for providing fixed credit number 21/02248-8 (3)	150,407	-
	874,691	703,786

1)

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S. A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivables;

2)	The following Parent Company credit notes:

Credit notes	Emission date	Maturity of principal	Financial charges maturing six monthly	Principal	Charges	Total
Comercial nº 330.600.129	1.31.2007	1.31.2014	106,5% of CDI average rate	29,000	1,428	30,428
Industrial nº 330.600.132	2.28.2007	2.28.2014	106,2% of CDI average rate	231,000	9,194	240,194
Industrial nº 330.600.151	7.31.2007	7.31.2014	106,5% of CDI average rate	18,000	886	18,886
Industrial nº 330.600.156	8.28.2007	8.28.2014	106,5% of CDI average rate	14,348	572	14,920
Industrial nº 330.600.157	8.31.2007	8.31.2014	106,5% of CDI average rate	37,252	1,470	38,722
				329,600	13,550	343,150

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

3)

Fixed credit assignement, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment, will repay the deb in full.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was liberated in full on September 9, 2010.

4)

Contract nº 21/02248-8 for opening a fixed loan facility in the amount of R$ 150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereaux.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$ 150,000 was fully released on June 22, 2011.

19.4 Eletrobrás - Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobrás, for the amount of R$ 126,430 to be invested in the “Luz para Todos” Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was liberated, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobrás, for the amount of R$ 63,944 to be invested in the “Luz para Todos” Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$ 19,183 was liberated, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobrás, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting -ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$ 284 was liberated, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.5 BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into subcredits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.6 Financiadora de Estudos e Projetos – FINEP

Contracts		Consolidated
	6.30.2011	12.31.2010
Contact 02070791-00 (1)	4,014	4,586
Contact 02070790-00 (2)	2,831	3,236
	6,845	7,822

1)	Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Generation Research and Development Project for 2007”.

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 liberated in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be liberated depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

2)	Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Transmission Research and Development Project for 2007”.

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)

Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações. No disbursements under this agreement have been made as of the date hereof.

The loan of R$ 52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012 and the last one on April 15, 2019.

19.7 BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555 and the fourth in June 2010, for the amount of R$ 27,489.

The contract contains provisions on accelerated maturity in certain conditions.

19.8 Banco do Brasil - Distribution of Funds from BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748, the second in March 2010 for the amount of R$ 29,193 and the third in December 2010, for the amount of R$ 52,555 and the fourth in June 2010, for the amount of R$ 27,489.

The contract contains provisions on accelerated maturity in certain conditions.

19.9 Contracts with clauses for anticipated maturity

The Company has loan contracts with clauses that require it to maintain certain economic –financial indices within certain previously established parameters, and non compliance with these terms could result in the anticipated maturity of the debts. At June 30, 2011 all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20 DEBENTURES

Consolidated		Current liabilities	Total
As of December 31, 2010		621,157	621,157
Charges		34,471	34,471
Amortization - interest and variation		(32,524)	(32,524)
As of June 30, 2011		623,104	623,104

Consolidated	Current liabilities	Non current liabilities	Total
As of December 31, 2009	54,195	753,384	807,579
Charges	30,286	-	30,286
Transfers	153,384	(153,384)	-
Amortization - principal	(177,908)	-	(177,908)
Amortization - interest and variation	(41,258)	-	(41,258)
As of June 30, 2010	18,699	600,000	618,699

20.1 Parent Company Debentures

The issuance of 60,000 debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

The interest on the nominal value of the debentures is 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, disclosed daily by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The interest corresponding to the capitalization period will be due and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

The funds obtained from the public distribution of debentures were used to extend debt maturities through the payment of financial obligations, as well as to the injection of cash. The funds obtained from the Issuance were used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on March 1, 2007.

The registers for the debentures referred to above include clauses for anticipated maturity, under certain conditions. At June 30, 2011 all of the terms were analyzed, and it was identified that all of the parameters stipulated in the registers had been complied with.

20.2 Debentures – Elejor

Elejor, in compliance with the alterations and terms of the 1st amendment to the Debenture Contract, on March 5, 2010 it amortized in advance all of the remaining debentures held by BNDESPAR, for the amount of R$ 181,239, and thus the debt with BNDESPAR has been settled.

21 POST-EMPLOYMENT BENEFITS

21.1 Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

21.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3 Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

			Consolidated
		6.30.2011	12.31.2010

Pension plan (21.1)		9,151	9,111
Healthcare plan (21.2)		419,161	399,352
		428,312	408,463
	Current	24,621	24,255
	Non current	403,691	384,208

The amounts recognized in the statement of income are shown below:

.
		Consolidated
	6.30.2011	6.30.2010
Pension plan (CD)	23,021	26,659
Pension plan (CD) - management	305	176
Healthcare plan - post employment	27,536	13,912
Healthcare plan	16,467	14,514
Healthcare plan - management	18	4
	67,347	55,265
(-) Appropriation in fixed and intangible assets in progress (a)	(3,644)	(3,562)
	63,703	51,703

a) Amount refers to appropriation of direct labor for fixed assets and intangible assets in progress, not considered to be administrative costs.

21.4 Changes in the Post-Employment Benefits balance

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of December 31, 2010	24,255	384,208	408,463
Appropriation of actuarial calculation	-	27,536	27,536
Pension and healthcare contributions	39,811	-	39,811
Transfers	8,053	(8,053)	-
Amortizations	(47,498)	-	(47,498)
As of June 30, 2011	24,621	403,691	428,312

Consolidated	Current laibilities	Noncurrent liabilities	Total
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation	-	13,912	13,912
Private pension and health contributions	41,353	-	41,353
Transfers	9,518	(9,518)	-
Amortizations	(49,569)	-	(49,569)
As of June 30, 2010	23,807	357,370	381,177

21.5 Actuarial valuation pursuant to CVM Ruling no. 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2010, is presented in note 23 to the Annual Financial Statements at December 31, 2010.

22 REGULATORY CHARGES

		Consolidated
	6.30.2011	12.31.2010
Fuel consumption account - CCC	27,607	27,607
Energy development account - CDE	20,718	18,807
Global reversal of reserve - RGR	32,149	9,691
	80,474	56,105

23 RESEARCH AND DEVELOPMENT AND ENERGY EFFICIENCY

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel’s balances allocated to Research and Development (P&D) and Energy Efficiency (PEE) are detailed below:

Balances registered to invest in P&D and PEE

	Applied and unfinished	Balance to collect	Balance as of apply	Balance as of 6.30.2011	Balance as of 12.31.2010
Research and Development - R&D
FNDCT	-	2,823	-	2,823	2,686
MME	-	1,413	-	1,413	1,344
R&D	20,452	-	98,796	119,248	109,061
	20,452	4,236	98,796	123,484	113,091
Energy efficiency program - EEP	61,624	-	80,239	141,863	133,632
	82,076	4,236	179,035	265,347	246,723
			Current	145,919	155,991
			Noncurrent	119,428	90,732

Changes in balances for P&D and PEE

	FNDCT	MME		R&D		EEP
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	8,484	4,242	1,040	7,477	-	11,836	33,079
Selic Interest rate	-	-	115	4,854	-	3,899	8,868
Transfers	-	-	(630)	630	-	-	-
Execution of programs and payments	(8,347)	(4,173)	-	-	-	-	(12,520)
Concluded projects	-	-	(3,299)	-	(7,504)	-	(10,803)
As of June 30, 2011	2,823	1,413	37,559	81,689	104,124	37,739	265,347

	FNDCT	MME		R&D		EEP
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	7,822	3,891	750	7,356	-	10,014	29,833
Selic Interest rate	-	-	502	3,324	-	3,156	6,982
Execution of programs and payments	(6,677)	(3,337)	-	-	-	-	(10,014)
Concluded projects	-	-	(9,314)	-	(9)	-	(9,323)
As of June 30, 2010	2,470	1,236	41,591	65,588	69,336	48,755	228,976

24 ACCOUNTS PAYABLE RELATED TO CONCESSIONS –USE OF PUBLIC PROPERTY

Refers to charges from concessions granted for the Use of Public Property - UBP incurred from when the enterprise starts to operate until the last day of the concession, with the corresponding entry registered to intangible assets.

Consolidated
Current Liabilities			Noncurrent Liabilities
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Copel Geração e Transmissão
Mauá HPP (24.1.1)	391	-	11,461	10,926
Colider HPP (24.1.2)	-	-	12,549	11,323
Elejor
Fundão-Santa Clara Hidroelectric Power Plant (24.2.1)	40,984	40,984	334,464	317,850
	41,375	40,984	358,474	340,099

For the semester ended June 30, 2011, the amounts of R$ 37,107 and R$ 3,864 (R$ 19,783 and R$ 4,399, for the same period in 2010) were registered as expenses to financial expenses and amortization of intangible assets.

24.1 Generation and Transmission

24.1.1 Mauá Hydroelectric Power Plant (Note 15.6)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME – UHE Mauá.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Amplified Cusumer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession – use of public property at June 30, 2011 was R$ 11,852.

24.1.2 Colíder Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 1,256, pursuant to article 6 of Concession Contract no. 001/11 - MME – UHE Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Amplified Consumer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession – use of public property at June 30, 2011 was R$ 12,549, recorded to non current liabilities.

24.2 Elejor

24.2.1 Complexo Energético Fundão – Santa Clara – AHEs Fundão e Santa Clara

As payment for the use of the public property, referred to in this contract, Elejor will pay the Government, from the 6th until the 35th year of the concession, or whilst it exploits the hydroelectric activities, the value of the monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, in accordance with Bidding Confirmation Term, in accordance with clause six of Concession Contract 125/01 – ANEEL – Complexo Energético Fundão – Santa Clara –AHE’s Fundão e Santa Clara.

The installments will be corrected annually or during a period permitted by legislation, based on the variation in the IPCA – Consumer Price index as from May 2001.

The main amount on the date of signing the concession contract was R$ 570,000. This amount is corrected monthly by the variation in the IGP-M and offset against the monthly amounts paid, and as of June 30, 2011 amounted to R$ 1,082,647 (as of December 31, 2010, R$ 1,041,968).

The original amount on the date of signing the contract was registered at the present value, which as of June 30, 2011, was recorded to liabilities for the amount of R$ 375,448 (R$ 358,834, as of December 31, 2010).

The present value calculation was based on a real and net discount rate of approximately 11% p.a., compatible with the estimated long term rate, and not tied to the expected return from the project.

This concession was granted on October 23, 2001, and the contract was signed on October 25, 2001 and the maturity date is anticipated for October 25, 2036.

25 OTHER ACCOUNTS PAYABLE

		Consolidated
	6.30.2011	12.31.2010
Current Liabilities
Financial compensation for use of water resources	15,217	16,135
Public lighting fee collected	13,921	18,224
Customers	23,531	7,107
Reimbursements to customer contributions	7,884	7,027
Pledges in guarantee	5,474	5,946
Indemnity Apucaraninha indigenous community	2,866	2,759
Aneel investigation fee	1,717	1,638
Consortium partners	1,661	339
Advances received from customers	287	606
Insurance entities	459	3,005
Other liabilities	5,386	8,522
	78,403	71,308
Non current liabilities
Other liabilities	16	-
	16	-

26 RESERVE FOR CONTINGENCIES

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in this reserve

Consolidated	Balance as of 12.31.2010	Recorded	Reversals	Recorded fixed asset in progress	Settled	Balance as of 6.30.2011
Tax
Cofins (26.1)	234,563	-	-	-	-	234,563
Others taxes	86,916	21,923	(41,811)	-	(553)	66,475
	321,479	21,923	(41,811)	-	(553)	301,038
Labor	146,348	3,987	(2,793)	-	(7,493)	140,049
Employee Benefits	53,245	10,812	(550)	-	(9,028)	54,479
Civil
Suppliers (26.2)	86,101	1,886	(176)	-	-	87,811
Civil and administration claims	73,237	16,708	(1,004)	-	(6,154)	82,787
Easements	9,065	1,310	(4,370)	-	(484)	5,521
Condemnation and real estate (26.3)	132,709	8,591	-	4,884	-	146,184
Customers	5,305	807	(108)	-	(18)	5,986
	306,417	29,302	(5,658)	4,884	(6,656)	328,289
Environmental claims	42	-	-	-	-	42
Regulatory (26.4)	38,847	4,715	(4,677)	-	-	38,885
	866,378	70,739	(55,489)	4,884	(23,730)	862,782

Consolidated	Balance as of 12.31.2009	Recorded	Reversals	Settled	Balance as of 6.30.2010
Tax	77,858	14,613	(1,223)	-	91,248
Labor	123,259	27,785	(1,807)	(4,970)	144,267
Employee Benefits	35,172	5,786	(564)	-	40,394
Civil
Suppliers	84,024	2,123	-	-	86,147
Civil and administration claims	57,213	15,296	(21,868)	(3,422)	47,219
Easements	14,902	1,259	(6,299)	-	9,862
Condemnation and real estate	125,339	6,666	-	(71)	131,934
Customers	5,324	180	-	(14)	5,490
	286,802	25,524	(28,167)	(3,507)	280,652
Environmental claims	10	-	-	-	10
Regulatory	37,010	49	(56)	-	37,003
	560,111	73,757	(31,817)	(8,477)	593,574

Parent Company	Balance as of 12.31.2010	Recorded	Reversals	Settled	Balance as of 6.30.2011
Tax
Cofins (26.1)	234,563	-	-	-	234,563
Others taxes	45,718	1,820	(10,943)	(517)	36,078
	280,281	1,820	(10,943)	(517)	270,641
Civil	7,883	1,935	-	-	9,818
Regulatory (26.4)	10,296	-	-	-	10,296
	298,460	3,755	(10,943)	(517)	290,755

Parent Company	Balance as of 12.31.2009	Registered	Reversals	Settled	Balance as of 6.30.2010
Tax	44,357	9,204	(274)	-	53,287
Civil	328	6,454	(189)	(2,317)	4,276
Regulatory	9,249	-	-	-	9,249
	53,934	15,658	(463)	(2,317)	66,812

Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of June 31, 2011 are consistent with those reported in Note 28 of the Annual Financial Statements as of December 31, 2010.

26.1 COFINS Tax

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no.9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996

This charge arises from the understanding by the Brazilian Federal Revenue Services that Copel had declared through DCTF and/or DIPJ, at the appropriate time, that it had a debtor balance for the amount of R$ 40,678 for Cofins in the period charged, and that the liability period for the tax authorities to collect this tax credit had been suspended as from the time of the sentence for the injunction 95.0011037-7, which recognized the Company’s immunity from paying Cofins, but that this was rescinded by the sentence passed by the Federal Regional Courts from the 4th Region in the sentence for process 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 40,246 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

Finally, it is important to state that liability has been suspended for the tax credit, object of this administrative process, according to the terms of art. 151, IV, of the National Tax Code, under the preliminary order granted in the injunction 5005264-27.2011.404.7000, being decided in the lower federal courts for Curitiba, filed by Companhia Paranaense de Energia.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of Cofins for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

26.2 Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified, and thus what remains, besides the legal discussion in question, is the possibility of execution of any remaining balance that may be determined as a result of the legal actions in question, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to June 30, 2011, which amounts to R$ 101,941. Of this amount, R$ 14,959 has been recorded to suppliers.

26.3 Ivaí Engenharia de Obras S.A.

In the declaratory action that was considered in the lower Treasury Courts for Curitiba, recognized the right of the company Ivai to receive credits from Copel Geração e Transmissão as a result of executing contract D-01, the object of which was to execute deviation works from the River Jordão, and consisting of the amount to compensate for the supposed financial imbalance from this contract. Based on this decision, Ivai filed a collection claim, which was considered by the 4th Treasury Courts for Curitiba, and the sentenced, which is being contested by Copel, determined the payment of R$ 180,917, which is the historic value as of October 31, 2005, which should be corrected by the average between the INPC and the IGP-DI, plus interest for late payment of 1% per month, from this date, as well as the legal fees, which amount to 3.2% of this amount.

With respect to the dispute in question, in the Writ of Prevention in the report from the state secretary Castro Meira, filed with the STJ under number 15,372 – PR, an injunction was granted in favor of Copel to attribute a suspensive effect for the collection process in question, which also resulted in the suspension of the provisionary execution that had been filed by Ivai.

The Special Appeal received in the collection action is awaiting judgment, which is also in the report from the state secretary Castro Meira, filed under number 1096906 and special appeal in the rescissory action of a report of Judge Arnaldo Esteves Lima, filed under number 1121458.

In summary, given the peculiarities of the process in question, the Legal Directors consider this demand to represent a probable loss. Consequently, a financial provision has been recorded for this legal claim at June 30, 2011, for the amount of R$ 120,664.

26.4 Regulatory

The Company is discussing, in the administrative and judicial spheres, notifications from the Regulatory Body regarding possible non compliance with regulatory norms, amongst others, the amount of R$ 33,812, which refers to legal actions involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., against Aneel Order number 288/02. The probable successful outcome of the actions referred to above will result in alterations to the accounting registers of CCEE, which will require provisions to be recorded for these amounts, given that Copel will actioned to settle the amounts for which it is responsible.

Possible Actions

	6.30.2011	12.31.2010
Tax	1,170,263	1,049,099
Labor	142,800	115,626
Employee Benefits	34,681	32,796
Civil	316,249	141,233
Regulatory (a)	116,324	1,629,001
	1,780,317	2,967,755

a) Mercado Atacadista de Energia – MAE was extinct, and on November 12, 2004, its activities, its assets and liabilities were absorbed by CCEE, which was incorporated in the form of a private corporate entity, under regulation and investigation by Aneel.

The data on sales of energy by Copel Distribuição, considered in the accounting records of MAE, now CCEE, were not recognized by the Company as being effective and definitive for the years 2000, 2001 and the first quarter of 2002. These data were calculated based on criteria and amounts that take into consideration decisions by the regulatory agency, which are being contested, and the Company has forwarded, via administrative and legal means, measures against such decisions.

The claim is based mainly on the fact that the Company had sold energy, which should not act as the basis for the calculation prepared by the regulatory body, to comply exclusively with contracts with customers located in the market for the South east region. At December 31, 2010, the estimated amount for the differences in the calculation was approximately R$ 1,473,000, which had not been recognized by the Company to liabilities - suppliers.

At March 31, 2011, Management, based on the decision given by the lower courts in favor of the Company and supported by the opinion given by its legal advisors, considered the chances of loss from the final decision for these legal processes to be remote, maintaining this decision at June 30, 2011.

27 SHAREHOLDERS' EQUITY

27.1 Equity attributable to Parent Company

27.1.1 Stock Capital

As of June 30, 2011, Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,485,673	13.44	129,439	33.37	57,794,410	45.07	77,409,522	28.29
NYSE (2)	135,075	0.09	-	-	42,969,274	33.51	43,104,349	15.75
Latibex (3)	-	-	-	-	139,497	0.11	139,497	0.05
Municipalities	178,393	0.12	12,797	3.30	-	-	191,190	0.07
Other shareholders	373,792	0.25	245,661	63.33	37,572	0.03	657,025	0.24
	145,031,080	100.00	387,897	100.00	128,236,398	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of June 30, 2011 is shown below:

	Number of shares	Market value
Common shares	145,031,080	5,510,845
Class A preferred shares	387,897	15,520
Class B preferred shares	128,236,398	5,360,442
	273,655,375	10,886,807

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class, paid until December 31, 2011.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27.1.2 Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

27.1.3 Basic and diluted profit per share

.
		Parent Company
	6.30.2011	6.30.2010
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class A preferred shares	948	847
Class B preferred shares	312,456	275,009
Common shares	321,255	282,767
	634,659	558,623
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class A preferred shares	388,935	394,857
Class B preferred shares	128,235,360	128,229,438
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to Parent Company
Class A preferred shares	2.4374	2.1451
Class B preferred shares	2.4366	2.1447
Common shares	2.2151	1.9497

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2 Equity attributable to non-controlling interest

Consolidated	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(19,689)	-	(19,689)
Proposed dividends	(6,335)	-	-	(6,335)
Results for the period	8,746	(687)	(406)	7,653
As of June 30, 2011	97,804	21,088	128,440	247,332

Consolidated	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	91,478	6,634	130,253	228,365
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(853)	-	-	(853)
Results for the period	10,728	4,441	(3,082)	12,087
As of June 30, 2010	101,353	65,075	127,171	293,599

28 OPERATING REVENUES

Consolidated	Gross revenues	PIS/Pasep Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						6.30.2011
Electricity sales to final customers	1,823,819	(169,001)	(485,209)	(14,900)	-	1,154,709
Electricity sales to distributors	785,054	(75,561)	(157)	(30,081)	-	679,255
Charges for the use of the main transmission grid	2,514,491	(228,375)	(621,017)	(342,970)	-	1,322,129
Construction revenues	276,455	-	-	-	-	276,455
Revenues from telecommunications	73,541	(3,972)	(12,189)	-	(365)	57,015
Distribution of piped gas	158,386	(14,334)	(19,901)	-	(8)	124,143
Other operating revenues	66,269	(6,337)	(1)	(4,616)	(483)	54,832
	5,698,015	(497,580)	(1,138,474)	(392,567)	(856)	3,668,538

Consolidated	Gross revenues	PIS/Pasep Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						6.30.2010
Electricity sales to final customers	1,757,675	(162,883)	(477,852)	(14,421)	-	1,102,519
Electricity sales to distributors	745,080	(71,341)	(168)	(27,358)	-	646,213
Charges for the use of the main transmission grid	1,942,705	(177,355)	(466,313)	(263,488)	-	1,035,549
Construction revenues	272,920	-	-	-	-	272,920
Revenues from telecommunications	60,934	(3,503)	(11,003)	-	(410)	46,018
Distribution of piped gas	148,456	(12,197)	(18,702)	-	(9)	117,548
Other operating revenues	56,952	(7,564)	(1)	(4,803)	(484)	44,100
	4,984,722	(434,843)	(974,039)	(310,070)	(903)	3,264,867

28.1 Regulatory Charges

.
		Consolidated
	6.30.2011	6.30.2010
Fuel Consumptuon Account (CCC)	166,264	114,864
Energy Development Account (CDE)	124,679	113,530
Global Reversal Reserve (RGR)	61,445	46,025
Research and Development and Energy Efficiency Programs - R&D and EEP	33,079	29,649
Other charges	7,100	6,002
	392,567	310,070

28.2 Power sales to final customers and use of the power grid by customer category

Consolidated	Electicity sales to final customers		Use of the power grid
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Residential	611,784	590,984	771,871	601,447
Industrial	598,801	582,011	694,692	524,105
Commercial, services and other activities	405,875	382,069	543,029	391,438
Rural	81,176	76,728	107,778	77,984
Public agencies	51,523	50,904	68,525	51,839
Public lighting	36,113	39,009	52,526	39,750
Public services	38,547	35,970	51,273	36,637
Free consumers	-	-	100,349	79,357
Basic Network, BN connections, and connection grid	-	-	1,340	1,336
Operation and maintenance (O&M) revenues	-	-	21,489	22,629
Effective interest revenues	-	-	101,619	116,183
	1,823,819	1,757,675	2,514,491	1,942,705

28.3 Power sales to distributors

	Consolidated
	6.30.2011	6.30.2010
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	605,807	558,135
Bilateral contracts	114,296	109,784
Electric Energy Trading Chamber - CCEE	64,951	77,161
	785,054	745,080

28.4 Other operating revenues

	Consolidated
	6.30.2011	6.30.2010
Leases and rents	44,149	34,742
Revenues from services	18,446	17,062
Charged service	2,618	3,993
Other revenues	1,056	1,155
	66,269	56,952

29 OPERATING COSTS AND EXPENSES

Consolidated operating costs and expenses are broken down below:

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Total Consolidated
					6.30.2011
Electricity purchased for resale (29.1)	(1,052,346)	-	-	-	(1,052,346)
Use of main distribution and transmission grid (29.2)	(302,406)	-	-	-	(302,406)
Personnel and management (29.3)	(325,267)	(3,572)	(93,030)	-	(421,869)
Pension and healthcare plans (21)	(50,067)	(350)	(13,286)	-	(63,703)
Materials and supplies (29.4)	(34,385)	(430)	(4,692)	-	(39,507)
Raw materials and supplies for power
generation	(13,368)	-	-	-	(13,368)
Natural gas and supplies for the gas business	(78,082)	-	-	-	(78,082)
Third-party services (29.5)	(123,254)	(14,547)	(41,178)	-	(178,979)
Depreciation and amortization	(254,812)	(20)	(14,311)	(742)	(269,885)
Accruals and provisions (29.6)	-	(15,277)	-	(31,023)	(46,300)
Construction cost (29.7)	(275,570)	-	-	-	(275,570)
Other costs and expenses (29.8)	630	1,943	(37,532)	(109,606)	(144,565)
	(2,508,927)	(32,253)	(204,029)	(141,371)	(2,886,580)

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Total Consolidated
					6.30.2010
Electricity purchased for resale (29.1)	(945,378)	-	-	-	(945,378)
Use of main distribution and transmission grid (29.2)	(283,397)	-	-	-	(283,397)
Personnel and management (29.3)	(294,508)	(2,470)	(76,790)	-	(373,768)
Pension and healthcare plans (21)	(40,676)	(278)	(10,749)	-	(51,703)
Materials and supplies (29.4)	(34,878)	(811)	(4,100)	-	(39,789)
Raw materials and supplies for power
generation	(10,882)	-	-	-	(10,882)
Natural gas and supplies for the gas business	(69,306)	-	-	-	(69,306)
Third-party services (29.5)	(109,973)	(15,346)	(29,779)	-	(155,098)
Depreciation and amortization	(259,280)	(4)	(13,650)	(1,915)	(274,849)
Accruals and provisions (29.6)	-	(10,942)	-	(53,994)	(64,936)
Construction cost (29.7)	(272,892)	-	-	-	(272,892)
Other costs and expenses (29.8)	(6,705)	2,410	(21,079)	(84,897)	(110,271)
	(2,327,875)	(27,441)	(156,147)	(140,806)	(2,652,269)

The parent company’s operating costs and expenses comprise the following:

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Total Parent Company
			6.30.2011
Personnel and management (29.3)	(4,236)	-	(4,236)
Pension and healthcare plans	(323)	-	(323)
Materials and supplies	(26)	-	(26)
Third-party services (29.5)	(2,368)	-	(2,368)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (29.6)	-	7,188	7,188
Other operating expenses	(7,946)	144	(7,802)
	(14,899)	6,955	(7,944)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Total Parent Company
			6.30.2010
Personnel and management (29.3)	(3,638)	-	(3,638)
Pension and healthcare plans	(166)	-	(166)
Materials and supplies	(7)	-	(7)
Third-party services (29.5)	(2,491)	-	(2,491)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (29.6)	-	(15,195)	(15,195)
Other operating expenses	(551)	165	(386)
	(6,853)	(15,407)	(22,260)

29.1 Electricity purchased for resale

Consolidated
	6.30.2011	6.30.2010
Eletrobrás - Centrais Elétricas Brasileiras S. A. (Itaipu)	214,186	243,509
Furnas Centrais Elétricas S. A. - auction	183,113	172,205
Companhia Hidro Elétrica do São Francisco - Chesf - auction	170,519	161,077
Itiquira Energética S.A.	62,758	58,228
Tradener Ltda.	7,044	-
Companhia Energética de São Paulo - Cesp - auction	66,210	62,122
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	56,473	53,168
Program for incentive to alternative energy sources - Proinfa	51,497	53,024
Petróleo Brasileiro S.A. - Petrobras - auction	49,812	33,224
Electric Energy Trading Chamber - CCEE	16,621	28,812
Dona Francisca Energética S. A.	31,015	29,786
Companhia Energética de Minas Gerais - Cemig - auction	27,059	25,298
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	17,057	2,919
Cia. Estadual de Geração e Transmissão de Energia Elétrica S. A. - CEEE - auction	19,298	18,251
Light S. A. - auction	14,634	13,821
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	14,569	-
Tractbel Energia S. A. - auction	10,778	10,103
Duke Energy International, Geração Paranapanema S.A. - auction	9,986	9,347
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(93,443)	(100,316)
Others - auction	123,160	70,800
	1,052,346	945,378

29.2 Use of main transmission grid

Consolidated
	6.30.2011	6.30.2010
Furnas Centrais Elétricas S.A.	62,727	65,232
Cia Transmissora de Energia Elétrica Paulista - Cteep	36,156	34,430
Companhia Hidro Elétrica do São Francisco - Chesf	28,925	31,299
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	27,285	23,231
Eletrosul Centrais Elétricas S.A.	20,196	23,762
Companhia Energética de Minas Gerais - Cemig	10,996	14,759
TSN Transmissora Nordeste Sudeste de Energia S.A.	10,901	10,230
Novatrans Energia S.A.	10,713	10,247
National System Operator - ONS	10,694	10,529
Empresa Amazonense de Transmissão de Energia - Eate	8,986	8,560
Cia Estadual de Geração e Transmissão de Energia Elétrica S. A. - CEEE	8,593	9,211
ATE II Transmissora de Energia S.A.	4,626	4,383
Empresa Norte de Transmissão de Energia S.A. - Ente	4,579	4,349
Itumbiara Transmissora de Energia Ltda	4,360	4,138
Expansion Transmissora de Energia Elétrica S.A.	4,125	3,964
Empresa Transmissora de Energia Oeste Ltda - Eteo	3,689	3,554
STN Sistema de Transmissão Nordeste S.A	3,644	3,490
NTE Nordeste Transmissora de Energia S.A	3,196	3,069
ATE Transmissora Energia S.A	3,039	2,730
Integração Transmissão Energia - Intesa	2,887	2,708
Serra Mesa Transm. Energia Ltda. - SMTE	2,741	2,247
ATE III Transmissora Energia S.A	2,473	2,241
LT Triângulo S.A.	2,460	2,340
SC Energia - Empresa Transmissora Energia Sta Catarina	2,269	2,231
Empresa Paraense Transmissão de Energia S/A - Etep	2,056	2,004
Arthemis Transmissora de Energia S. A	1,967	1,844
IENNE - Interligação Elétrica Norte Nordeste	1,262	-
Encargo de Energia de Reserva - ER	2,638	-
System Service Charges - ESS	8,443	3,159
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(26,870)	(31,757)
Others	32,650	25,213
	302,406	283,397

29.3 Personnel and Management Expenses

Parent Company			Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Personnel
Wages and salaries	-	-	283,352	240,882
Social charges on payroll	-	-	99,155	88,134
	-	-	382,507	329,016
Profit sharing	-	-	41,319	32,545
Meal assistance and education allowance	-	-	33,339	29,642
Compensation - Voluntary termination Program/retirement	-	-	21,781	13,706
	-	-	478,946	404,909
(-) Transfers to construction in progress (a)	-	-	(62,900)	(36,572)
	-	-	416,046	368,337
Management
Wages and salaries	3,343	2,881	4,723	4,495
Social charges on payroll	893	757	1,100	936
	4,236	3,638	5,823	5,431
	4,236	3,638	421,869	373,768

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

29.4 Materials and Supplies

Consolidated
	6.30.2011	6.30.2010
Materials for the electric system	12,390	13,485
Fuel and vehicle parts	12,269	12,078
Cafeteria supplies	4,448	3,582
Materials for civil construction	2,539	2,212
Office supplies	2,392	2,188
Tools	1,263	799
Lodging supplies	761	633
Clothing and uniforms	702	1,145
Safety supplies	692	945
IT equipment	671	415
Cleaning and preservation	327	267
Other materials	1,053	2,040
	39,507	39,789

29.5 Services from third-parties

Parent Company			Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Transmission grid	-	-	43,238	42,324
Meter reading and bill delivery	-	-	12,397	14,658
Authorized and registered agents	-	-	12,149	11,715
Data processing and transmission	-	-	11,776	9,031
Technical, scientific and administrative consulting	693	851	9,735	9,465
Administrative support services	-	-	9,588	8,394
Telephone services	-	-	9,188	5,709
Security	-	-	9,118	8,155
Travel	150	72	8,179	6,218
Upkeep of right of way areas	-	-	5,589	4,839
Civil maintenance services	-	-	5,562	5,192
Personnel training	24	1	4,865	4,109
Services in "green areas"	-	-	4,459	3,342
Customer service	-	-	3,441	3,601
Vehicle maintenance and repairs	-	-	2,954	2,429
Cargo shipping	-	-	2,219	2,057
Postal services	-	-	2,101	1,673
Telephone operator	-	-	1,786	1,731
Auditing	964	1,094	1,536	1,615
Advertising	358	305	1,258	982
Satellite communications	-	-	1,096	2,502
Other services	179	168	16,745	5,357
	2,368	2,491	178,979	155,098

29.6 Accruals and provisions

Parent Company			Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Allowance for doubtful accounts
Trade account receivable	-	-	15,204	10,960
Other receivables			73	(18)
			15,277	10,942
Provisions for losses on taxes recoverable	-	-	15,773	-

Reserve (reversals) for risks (Note 26)
Tax	(9,123)	-	(19,888)	13,390
Labor	-	-	1,194	25,978
Employee benefits	-	-	10,262	5,222
Suppliers	-	-	1,710	2,123
Civil and administrative claims	1,935	8,930	15,704	(6,572)
Easement of necessity	-	-	(3,060)	7,014
Expropriation and equity	-	-	8,591	6,666
Customers	-	-	699	180
Regulatory	-	6,265	38	(7)
	(7,188)	15,195	15,250	53,994
	(7,188)	15,195	46,300	64,936

29.7 Cost of construction

The table below shows the balances of the cost of construction allocated to the respective types of expenditure:

Consolidated
	6.30.2011	6.30.2010
Materials and supplies	156,802	164,264
Third-party services	82,800	73,786
Personnel and management	29,031	20,863
Other	6,937	13,979
	275,570	272,892

29.8 Other operating costs and expenses

Consolidated
	6.30.2011	6.30.2010
Financial compensation for use of water resources	61,323	60,315
Losses in the decommissioning and disposal of assets	35,338	12,107
Indemnities	19,583	6,952
Taxes	10,713	7,766
ANEEL inspection fee	9,406	9,977
Leases and rents	8,416	7,402
Insurance	3,673	3,573
Own power consumption	3,647	3,096
Advertising	2,406	1,947
Provision for losses - receivables related to concession	2,302	10,438
Sports incentives, Rouanet Law and fund for the rights of children and t e	315	1,850
Recovery of costs and expenses	(21,106)	(23,688)
Other costs and expenses, net	8,549	8,536
	144,565	110,271

30 FINANCIAL INCOME (EXPENSES)

Parent Company			Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Financial revenues
Return on financial investments held for sale	2,796	15,230	114,594	70,067
Return on financial investments held until maturity	-	42	2,440	1,868
Monetary variation of receivables related to concession	-	-	59,437	69,954
Monetary variation of CRC transfer (Note 6)	-	-	37,778	66,039
Return on CRC transfer (Note 6)	-	-	42,907	40,172
Penalties on overdue bills	-	-	32,544	35,227
Interest on prepaid taxes	5,165	3,107	8,079	4,220
Fines	-	-	7,191	4,884
Interest and commissions on loan agreements	52,148	39,236	-	-
Other financial revenues	829	4,504	3,509	7,158
	60,938	62,119	308,479	299,589
(-) Financial expenses
Debt charges	53,790	42,186	68,739	59,115
Monetary variation of payables related to concession - use of public property	-	-	37,107	19,783
PIS/Pasep and Cofins tax of interests on own capital	755	345	1,603	745
Monetary and exchange variations	1	-	8,588	13,510
Interest on R&D and EEP	-	-	8,868	6,982
Interest on tax installments	5,254	4,826	6,054	7,642
IOF tax	-	9	6,705	6,882
Other financial expenses	12,262	-	23,676	2,248
	72,062	47,366	161,340	116,907
	(11,124)	14,753	147,139	182,682

31 OPERATIONAL SEGMENTS

31.1 Products and services which generate revenues for the reporting segment

The Company operates in five reporting segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

During the semester ended June 30, 2011 all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues during the semester ended June 30, 2011.

The Group’s reporting segments are:

Power generation and transmission (GET) – this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária and Centrais Eólicas do Paraná;

Power distribution and sales (DIS) – this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) – this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas – this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

31.2 Assets per reporting segment

ASSETS 6.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL ASSETS	10,120,494	7,324,605	329,953	264,833	13,446,421	(12,884,326)	18,601,980
CURRENT ASSETS	1,811,757	2,247,831	55,680	64,908	1,275,785	(1,198,454)	4,257,507
Cash and cash equivalents	1,330,616	665,928	1,956	30,467	15,044	(367,693)	1,676,318
Financial investments - securities	112,390	52,885	-	-	157	367,719	533,151
Restricted Financial investments - collaterals and escrow accounts	2	201	-	234	-	-	437
Trade accounts receivable	211,268	1,183,826	32,457	30,699	-	(43,715)	1,414,535
Dividends receivable	5,106	-	-	-	1,157,037	(1,154,284)	7,859
CRC tranferred to State Government of Paraná	-	61,649	-	-	-	-	61,649
Receivable related to concession	66,563	-	-	-	-	-	66,563
Other receivables	56,549	126,099	1,832	1,247	7	(481)	185,253
Inventories	22,729	92,737	16,606	1,366	-	-	133,438
Income tax and social contribution	4,974	21,976	13	1	103,525	-	130,489
Other current recoverable taxes	722	32,581	2,744	564	-	-	36,611
Prepaid expenses	838	9,949	72	330	15	-	11,204
NONCURRENT ASSETS	8,308,737	5,076,774	274,273	199,925	12,170,636	(11,685,872)	14,344,473
Long term assets	1,049,078	3,794,301	17,366	27,499	1,481,316	(1,123,273)	5,246,287
Financial investments	-	25,679	-	1,933	-	-	27,612
Trade accounts receivable	-	43,816	-	13,167	-	(13,167)	43,816
CRC tranferred to State Government of Paraná	-	1,288,387	-	-	-	-	1,288,387
Judicial deposits	18,866	156,740	647	215	222,937	-	399,405
Receivable related to concession	884,166	1,862,696	-	-	-	-	2,746,862
Advances to suppliers	-	-	-	11,017	-	-	11,017
Other receivables	1,878	3,228	-	164	-	-	5,270
Income tax and social contribution	13,061	-	-	-	-	-	13,061
Other current recoverable taxes	4,613	63,839	9,029	-	-	-	77,481
Deferred Income tax and social contribution	126,494	349,916	7,690	1,003	148,273	-	633,376
Receivable from other related parties	-	-	-	-	1,110,106	(1,110,106)	-
Investments	389,427	4,232	-	-	10,689,320	(10,581,265)	501,714
Property, plant and equipment, net	6,613,357	-	242,910	-	-	-	6,856,267
Intangible assets	256,875	1,278,241	13,997	172,426	-	18,666	1,740,205

31.3 Liabilities per reporting segment

LIABILITIES 6.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL LIABILITIES	10,120,494	7,324,605	329,953	264,833	13,446,421	(12,884,326)	18,601,980
CURRENT LIABILITIES	1,290,022	1,520,460	38,302	57,383	779,097	(1,203,373)	2,481,891
Payroll and labor provisions	50,188	130,139	12,422	3,694	191	-	196,634
Suppliers	197,477	438,418	11,328	35,171	545	(44,114)	638,825
Income tax and social contribution	110,708	77,911	84	1,461	-	-	190,164
Other taxes	18,592	222,506	2,754	2,357	69,520	(82)	315,647
Loans and financing	47,123	17,629	-	3,188	18,469	(4,919)	81,490
Debentures	-	-	-	-	623,104	-	623,104
Dividends payable	774,612	355,968	10,474	11,277	67,188	(1,154,284)	65,235
Post employment benefits	6,582	16,827	1,132	-	80	-	24,621
Customer charges payable	4,623	75,851	-	-	-	-	80,474
Research and development and energy efficiency	15,687	130,232	-	-	-	-	145,919
Payable related to concession - use of public property	41,375	-	-	-	-	-	41,375
Other accounts payable	23,055	54,979	108	235	-	26	78,403
NON CURRENT LIABILITIES	2,439,578	2,198,050	32,505	7,849	691,594	(1,133,854)	4,235,722
Associated and subsidiary companies	312,007	747,241	15,500	-	-	(1,074,748)	-
Suppliers	140,655	-	-	-	-	(13,167)	127,488
Taxes	388	-	-	-	-	-	388
Deferred Income tax and social contribution	819,001	51,122	-	6,268	25,297	-	901,688
Loans and financing	447,960	684,207	-	-	375,539	(45,939)	1,461,767
Post employment benefits	109,891	276,017	16,618	1,165	-	-	403,691
Research and development and energy efficiency	31,564	87,864	-	-	-	-	119,428
Payable related to concession - use of public property	358,474	-	-	-	-	-	358,474
Other accounts payable	-	-	-	16	-	-	16
Provisions for legal claims	219,638	351,599	387	400	290,758	-	862,782
SHAREHOLDERS' EQUITY	6,390,894	3,606,095	259,146	199,601	11,975,730	(10,547,099)	11,884,367
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserves	38,405	-	-	-	-	(38,405)	-
Equity evaluation adjustments	1,499,168	11,495	-	-	1,519,917	(1,515,290)	1,515,290
Legal reserve	182,162	108,500	3,521	14,636	494,005	(324,522)	478,302
Profit retention reserve	145,364	570,007	43,086	31,172	2,072,940	(806,043)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Accumulated income (losses)	239,850	291,252	17,784	17,850	673,601	(563,420)	676,917
Attributable to non controlling interest	-	-	-	-	-	247,332	247,332

31.4 Statement of income per reporting segment

STATEMENT OF INCOME 6.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

OPERATIONAL INCO ME	1,062,683	2,597,513	76,451	134,453	-	(202,562)	3,668,538
Electricity sales to final customers - third-parties	49,309	1,105,400	-	-	-	-	1,154,709
Electricity sales to final customers - between segments	-	2,859	-	-	-	(2,859)	-
Electricity sales to distributors - third-parties	645,649	33,606	-	-	-	-	679,255
Electricity sales to distributors - between segments	135,851	-	-	-	-	(135,851)	-
Use of the power grid - third-parties	112,203	1,209,926	-	-	-	-	1,322,129
Use of the power grid - between segments	34,348	6,541	-	-		(40,889)	-
Construction revenues	54,490	212,762	-	9,203	-	-	276,455
Telecommunications services to third-parties	-	-	57,015	-	-	-	57,015
Telecommunications services between segments	-	-	19,436	-		(19,436)	-
Distribution of piped gas	-	-	-	124,143	-	-	124,143
Other operating revenues from third-parties	27,948	25,777	-	1,107	-	-	54,832
Other operating revenues between segments	2,885	642	-	-	-	(3,527)	-
OPERATIONAL CO STS AND EXPENSES	(623,077)	(2,297,671)	(50,448)	(109,326)	(8,620)	202,562	(2,886,580)
Electricity purchased for resale	(36,631)	(1,151,566)	-	-	-	135,851	(1,052,346)
Charges for the use of the power grid	(102,276)	(241,019)	-	-	-	40,889	(302,406)
Personnel and management	(105,165)	(280,045)	(24,819)	(7,594)	(4,246)	-	(421,869)
Pension and healthcare plans	(15,743)	(44,115)	(3,017)	(505)	(323)	-	(63,703)
Materials and supplies	(7,012)	(30,903)	(827)	(738)	(27)	-	(39,507)
Raw materials and supplies for generation	(13,368)	-	-	-	-	-	(13,368)
Natural gas and supplies for gas business	-	-	-	(78,082)	-	-	(78,082)
Third party services	(44,183)	(144,164)	(8,132)	(5,087)	(2,653)	25,240	(178,979)
Depreciation and amortization	(157,463)	(93,946)	(11,455)	(6,279)	(742)	-	(269,885)
Provisions and reversals	(1,382)	(52,482)	393	(17)	7,188	-	(46,300)
Construction cost	(53,605)	(212,762)	-	(9,203)	-	-	(275,570)
Other operating costs and expenses	(86,249)	(46,669)	(2,591)	(1,821)	(7,817)	582	(144,565)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(758)	-	-	-	673,128	(637,488)	34,882
RESULT OF OPERATIONS	438,848	299,842	26,003	25,127	664,508	(637,488)	816,840
Interest income (expenses)	10,897	145,055	875	2,224	(11,912)	-	147,139
OPERATING INCOME (LOSSES)	449,745	444,897	26,878	27,351	652,596	(637,488)	963,979
Income tax and social contribution	(172,203)	(246,034)	(10,356)	(10,568)	-	-	(439,161)
Deferred Income tax and social contribution	19,260	92,389	1,262	1,067	3,516	-	117,494
INCOME (LOSSES) FO R THE PERIOD	296,802	291,252	17,784	17,850	656,112	(637,488)	642,312

32 OPERATING LEASE AGREEMENTS

32.1 The Group as a lessee

Consolidated
	6.30.2011	6.30.2010
Real estate	7,820	6,328
Photocopiers	758	1,522
Others	514	189
(-) Pis and Cofins tax credits	(676)	(637)
	8,416	7,402

Copel’s estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 7,820 spent in rental properties, R$ 4,150 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are noncancelable.

32.2 The Group as a lessor

Consolidated
Lease and rental income	6.30.2011	6.30.2010
Equipment and facilities	26,917	28,903
Araucária Thermal power plant	16,423	5,107
Real estate	417	365
Facilities sharing	392	367
	44,149	34,742

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are noncancelable.

33 FINANCIAL INSTRUMENTS

The use of financial instruments by the Company is restricted to cash and cash equivalents, bonds and securities, accounts receivable from government agencies, CRC transferred to the State of Paraná, financial investments, accounts receivable related to the concession, accounts payable related to the concession, loans and financing, debentures, and suppliers.

Consolidated	Level	Book value
		6.30.2011	12.31.2010
Financial assets
Cash and cash equivalent (Note 3)	-	1,676,318	1,794,416
Trade accounts receivable (Note 5)	-	1,266,674	1,039,377
Accounts receivable from government entities (Note 5)	-	191,677	166,979
CRC transferred to state of Paraná (Note 6)	-	1,350,036	1,341,193
Securities (Note 4)	2	535,084	541,246
Collaterals and escrow accounts (Note 4)	-	26,116	90,358
Receivable related to concession (Note7)	3	2,813,425	2,478,045
Financial liabilities
Loans and financing (Note 19)	-	1,543,257	1,364,077
Debentures (Note 20)	-	623,104	621,157
Derivatives	3	27	47
Payable related to concession - use of public property (Note 24)	-	399,849	381,083
Eletrobrás - Itaipu	-	70,075	74,316
Petrobras - Compagas	-	34,629	25,720
Other suppliers	-	661,609	657,468
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

33.1 Fair value and rating level for assessment of fair value of financial instruments

33.1.1 Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,400,522 as of June 30, 2011. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 6% p.a. plus the IPCA inflation index.

Bonds and Securities and collaterals and escrow accounts have fair values of R$ 535,060 and R$ 20,332, respectively, as of June 30, 2011. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

33.1.2 Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company’s debentures have fair value of R$ 622,646 as of June 30, 2011, calculated according to the Unit Price quote obtained from the National Association of the Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro or ANDIMA).

The Company's loans and financing have fair value of R$ 1,485,401 as of June 30, 2011. The fair value has been calculated based on the cost of the last issue by the Company, of 99% of the CDI variation.

Accounts payable related to concession – use of public property have fair value of R$ 503,760 as of June 30, 2011, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

33.1.3 Derivative Financial Assets and Liabilities

The derivative financial liabilities, other liabilities – derivatives have fair value of R$ 27 as of June 30, 2011 (R$ 47, as of December 31, 2010). The derivative financial assets, securities DI Future have fair value of R$ 121 as of June 30, 2011 (Note 33.4.9).

33.1.4 Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession and other liabilities -derivatives.

The detailed breakdown of receivables related to concession is featured in note 7, as detailed below:

• A table reconciling initial and final balances, with a separate breakdown of additions, disposals,transfers, losses, monetary variation, and fair value adjustments;

• Criteria for identification and measurement; and

• Assumptions adopted by Company management to restate the recoverable amount.

Other liabilities – derivatives are detailed in item 33.4.9 of this note.

33.2 Financial instruments by category

Consolidated		Book value
	6.30.2011	12.31.2010
Financial assets
Loans and receivables
Cash and cash equivalent	1,676,318	1,794,416
Customers, concessionaires and permission holder	1,266,674	1,039,377
Accounts receivable from government entities	191,677	166,979
CRC transferred to state of Paraná	1,350,036	1,341,193
Receivables related to concession	950,729	840,157
Collaterals and escrow accounts	26,116	90,358
Available for sale
Receivables related to concession	1,862,696	1,637,888
Securities	526,799	472,599
Held to maturity
Securities	8,285	68,647
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	27	47
O ther financial liabilities
Loans and financing	1,543,257	1,364,077
Debentures	623,104	621,157
Payable related to concession - use of public property	399,849	381,083
Eletrobrás - Itaipu	70,075	74,316
Petrobras - Compagas	34,629	25,720
Other suppliers	661,609	657,468

33.3 Summary of bonds and securities held to maturity

Consolidated							Fair value	Net book value
Description	Classification	Taxa p.a.	Issue date	Maturity	Type	6.30.2011	12.31.2010	6.30.2011	12.31.2010

	Held to				Amortized
LTN	maturity	10.45%	04/23/2009	01/03/2011	cost	-	1,183	-	1,183
	Held to				Amortized
LTN	maturity	10.42%	04/29/2009	01/03/2011	cost	-	4,957	-	4,957
	Held to				Amortized
LFT	maturity	SELIC	07/14/2009	03/07/2012	cost	5,596	5,303	5,593	5,306
	Held to				Amortized
LFT	maturity	SELIC	08/07/2009	03/16/2011	cost	-	22,651	-	22,654
	Held to				Amortized
LFT	maturity	SELIC	11/30/2009	06/15/2011	cost	-	9,949	-	9,946
	Held to				Amortized
LFT	maturity	SELIC	07/13/2010	06/15/2011	cost	-	22,044	-	22,037
	Held to				Amortized
LFT	maturity	SELIC	09/02/2009	12/21/2011	cost	759	720	759	719

33.4 Risk Factors

33.4.1 Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely related to factors that are either internal or external to Copel. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, related to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

33.4.2 Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency (US dollar) risk is shown below:

Asset		Liability	Net exposure
			6.30.2011
Collaterals and escrow accounts (STN)	25,679	-	25,679
Loans and financing	-	(50,874)	(50,874)
Suppliers
Eletrobrás (Itaipu)	-	(70,075)	(70,075)
Petrobras (acquisiton of gas by Compagas)	-	(34,629)	(34,629)
	25,679	(155,578)	(129,899)

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2011, and the likely scenario takes into account the balances subject to the exchange rate variations (end of quarter R$/US$ rates) of R$ 1.61 per USD, estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of June 03,2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

	Risk	Base 6.30.2011	Forecast scenarios - Dec.2011
			Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts	USD appreciation	25,679	26,568	33,210	39,852
		25,679	26,568	33,210	39,852
Financial liabilities
Loans and financing
STN	USD appreciation	50,858	52,619	65,774	78,929
Eletrobrás	USD appreciation	16	17	21	25
		50,874	52,636	65,795	78,954
Suppliers
Eletrobrás (Itaipu)	USD appreciation	70,075	72,502	90,627	108,753
Petrobras (acquisiton of gas by Compagas)	USD appreciation	34,629	35,828	44,785	53,742
		104,704	108,330	135,412	162,495
Net exposure		(129,899)	(134,398)	(167,997)	(201,597)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3 Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

Asset		Liability	Net exposure
			6.30.2011
Financial investments - equivalent to cash	1,645,255	-	1,645,255
Financial investments - bonds and securities	535,521	-	535,521
CRC transferred to the State of Paraná	1,350,036	-	1,350,036
Receivables related to concession	2,813,425	-	2,813,425
Loans and financing	-	(1,492,383)	(1,492,383)
Debentures	-	(623,104)	(623,104)
	6,344,237	(2,115,487)	4,228,750

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of June 30, 2011 and the likely scenario takes into account the indicators (CDI/SELIC of 12.50%, IGP-DI of 6.79%, IGP-M of 6.70% and TJLP of 6.00%) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of June 03, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

These forecasts consider the position for the simulated base scenario for December 31, 2011.

Operation	Risk	Base 6.30.2011	Forecast scenarios - Dec.2011
			Probable	Adverse	Remote

Financial assets
Financial investments - equivalent to cash	Low CDI/SELIC	1,645,255	1,742,490	1,718,141	1,693,955
Financial investments - bonds and securities	Low CDI/SELIC	535,521	567,171	559,246	551,373
CRC transferred to the State of Paraná	Low IGP-DI	1,350,036	1,400,250	1,377,992	1,355,734
Receivables related to concession	Low IGP -M	2,813,425	2,910,353	2,864,666	2,818,978

		6,344,237	6,620,264	6,520,045	6,420,040
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	874,691	955,474	975,312	995,016
Eletrobrás - Finel	High IGP -M	155,928	157,029	157,548	158,067
Eletrobrás - RGR	No Risk (1)	125,363	125,363	125,363	125,363
BNDES - Compagás	High TJLP	3,188	3,330	3,366	3,401
Finep	High TJLP	6,845	7,151	7,227	7,302
BNDES – Copel Geração e Transmissão	High TJLP	163,149	170,437	172,243	174,042
Banco do Brasil – Repasse BNDES funds	High TJLP	163,219	170,510	172,317	174,117
		1,492,383	1,589,294	1,613,376	1,637,308

Debentures	High CDI	623,104	680,652	694,783	708,820

		2,115,487	2,269,946	2,308,159	2,346,128

(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.4 Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of June 30, 2011 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5 Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6 Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the 2010 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2010 until December 2014. The parameter for supply guarantee established by the National Energy Policy Council (CNPE) which corresponds to risk of energy deficit below 5%, is easily met in all regions of Brazil over the five year period in a scenario of average GDP growth of 5 % p.a., between 2011 and 2014. Even in the event of adverse hydrological conditions, market supply will be guaranteed by the application of Short-Term Operating Procedures (POCP), approved by CMSE, which may trigger additional thermal generation dispatch and maximization of exchanges to ensure safety reserves in reservoirs at the end of each dry season.

33.4.7 Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	5.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	5.4.2030
Gov. Pedro Viriato Parigot de Souza	7.7.2015
Guaricana	8.16.2026
Chaminé	8.16.2026
Apucaraninha	10.12.2025
Mourão	7.7.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.3.2024
Chopim I	7.7.2015
Rio dos Patos (b)	2.14.2014
Cavernoso	1.7.2031
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá	7.3.2042
Colíder	1.17.2046
Thermo-electric
Figueira	3.26.2019
Transmission concessions
Contract 060/01 - Transmission system	7.7.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	8.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	3.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.5.2040
Contract 015/10 - Sub-station Cerquilho III	10.5.2040
Concession - Copel Distribuição	7.7.2015
Concession - Compagas	7.6.2024
Concession - Elejor	10.25.2036
Authorization - UEG Araucária	12.22.2029
(a) In progress for homologation from Aneel
(b) Sent on 1.27.2011 requesting extension of concession (art .19 of law 9,074/95)
(c) at plants with capacity of less than 1 MW, only register with Aneel

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9 Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

Consolidated
	6.30.2011	12.31.2010
Derivative Financial Instruments
Future DI Daily Adjustments - Assets	121	-
Future DI Daily Adjustments - Liabilities	(27)	(47)
Current quota	94	(47)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the semester ended June 31, 2011, the result of operations with derivative financial instruments on the futures market was a gain of R$ 107 (losses R$ (81), in June 30, 2010).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of June 30, 2011 corresponded to R$ 93,860 (R$ 57,253, as of December 31, 2010).

On June 30, 2011, a share of the Company’s federal bonds in the amount of R$ 8,435, was deposited as collateral for transactions at BM&FBOVESPA S.A. (the Stock, Commodities, and Futures Exchange of São Paulo), (R$ 7,993, as of December 31, 2010).

Sensitivity analysis

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The balances reported at June 30, 2011 were considered for the base scenario, and for the probable scenario, the balances with variations in the indices (DI) forecast for the average market expectations for 2011 in the Bacen Focus Report at June 30, 2011 were considered.

	Risk	Base 6.30.2011	Forecast scenarios - Dec.2011
			Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - Assets	Increase in DI rate	121	(100)	(1,025)	(1,963)
Derivatives - Liabilities	Decrease in DI rate	(27)	35	(390)	(810)
		94	(100)	(1,025)	(1,963)

33.5 Indebtedness index

Parent Company			Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Debt - loans and financing	394,008	398,857	1,543,257	1,364,077
Debt - Debentures	623,104	621,157	623,104	621,157
Cash and cash equivalents and financial investments	13,632	89,997	2,209,906	2,392,589
Net debt	1,003,480	930,017	(43,545)	(407,355)
Shareholders' equity	11,637,035	11,030,123	11,884,367	11,295,826
Net indebtedness index	8.62%	8.43%	-0.37%	-3.61%

33.6 Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

33.7 Liquidity and interest table

Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
June 30, 2011
Cash and cash equivalent	-	1,676,318	-	-	-	-	1,676,318
Trade accounts receivable	0.71%	25,201	7,662	30,154	56,675	-	119,692
CRC transferred to the State of Paraná	6.65% a.a. + IGP-DI	11,974	23,947	111,890	671,244	2,039,564	2,858,619
Securities + exclusive funds	99.9% do CDI	6,534	7,584	92,144	86,932	-	193,194
Collaterals and escrow accounts	TR e Dólar (3)	-	-	-	-	88,907	88,907
Receivables related to concession	WACC+Tx retorno (2)	31,088	62,372	290,931	5,089,665	1,874,885	7,348,941
		1,751,115	101,565	525,119	5,904,516	4,003,356	12,285,671
December 31, 2010
Cash and cash equivalent	-	1,676,318	-	-	-	-	1,676,318
Trade accounts receivable	0.76%	22,051	9,508	28,459	60,000	-	120,018
CRC transferred to the State of Paraná	6.65% a.a. + IGP-DI	11,973	23,947	107,759	840,030	1,981,717	2,965,426
Securities + exclusive funds	99.9% do CDI	357,492	26,089	45,592	133,362	-	562,535
Collaterals and escrow accounts	TR e Dólar (3)	64,078	-	-	-	98,724	162,802
Receivables related to concession	WACC+Tx retorno (2)	29,587	59,304	273,828	5,050,599	2,076,135	7,489,453
		2,161,499	118,848	455,638	6,083,991	4,156,576	12,976,552
(1) Effective interest rate - weighted average
(2) WACC regulatory + rate of return from enterprise
(3) National currency TR; Foreign currency: see note 1.2

Consolidated
		Less than	1 to 3	3 month to		More than 5
	Interest (1)	1 month	month	1 year	1 to 5 years	years	Total
June 30, 2011
Loans and financing	Note 19	9,519	34,537	109,666	1,664,466	518,457	2,336,645
Debentures	Note 20	-	635,953	-	-	-	635,953
Derivatives	DI Futures	27	-	-	-	-	27
Payables related to concession -	Rate of return +
use of public asset	IGP-M e IPCA	3,415	6,831	33,842	204,854	2,067,414	2,316,356
Eletrobrás - Itaipu	Dollar	-	76,021	349,250	2,330,301	6,394,033	9,149,605
Petrobras - Compagas	100% of CDI	4,253	8,635	41,088	167,943	-	221,919
Other suppliers	-	233,379	92,136	246,798	16,557	-	588,870
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	515,690	2,429,127	12,020,993	38,445,155	53,410,965
		278,862	1,426,340	3,464,188	17,618,127	49,233,025	72,020,542
December 31, 2010
Loans and financing	Note 19	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 20	-	32,247	641,103	-	-	673,350
Derivatives	DI Futures	22	-	-	-	-	22
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobrás - Itaipu	Dollar	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,745	792,557	3,848,797	20,969,553	54,693,536	80,577,188
(1) Effective interest rate - weighted average

34 RELATED PARTY TRANSACTIONS

34.1 Parent Company

	Consolidated
Related parties / Nature of operation	Assets		Liabilities		Results
	6.30.2011	12.31.2010	6.30.2011	12.31.2010	6.30.2011	6.30.2010

Controlling shareholders
State of Paraná
Dividends payable(1)	-	-	58,140	58,140	-	-

BNDESPAR (5)
Dividends payable(1)	-	-	-	42,601	-	-

Key management personnel
Fees, social security charges and other (Note 29.3)	-	-	-	-	(4,236)	(3,638)
Private pension and health plans (Note 21)	-	-	-	-	(323)	(166)

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor), As of June 30, 2011, the outstanding debt was R$ 23,501 and R$ 14,408, respectively.

34.2 Consolidated

	Consolidated
Related parties / Nature of operation	Assets		Liabilities		Results
	6.30.2011	12.31.2010	6.30.2011	12.31.2010	6.30.2011	6.30.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	58,140	58,140	-	-
Installment bills for energy (2)	39,838	39,838	-	-	-	894
"Luz Fraterna" program (3)	21,311	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	4,376	4,376	-	-	-	126
Remuneration and employ. social security charges assigned (4)	2,754	2,457	-	-	-	-
CRC (Note 6)	1,350,036	1,341,193	-	-	80,685	106,211
ICMS (Note 10.3)	110,054	118,814	186,321	174,612	-	-

BNDES (5)
Financing for investment in the gas system (Note 19.5)	-	-	3,188	6,373	(203)	(568)
Financing UHE Mauá and system for associated transmission (Note 19.7)	-	-	163,149	138,885	(5,142)	(4,738)

BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable(1)	-	-	-	42,601	-	-

Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,048	5,506	(31,015)	(29,786)
Dividends receivable by Copel (Note 13)	72	955	-	-	-	-

Sanepar
Dividends receivable by Dominó Holdings (Note 13)	7,787	4,896	-	-	-	-

Key mangement personnel
Fees, social security charges and other (Note 29.3)	-	-	-	-	(5,823)	(5,431)
Private pension and health plans (Note 21)	-	-	-	-	(323)	(180)

O ther related parties
Petrobras
Rental plant UTE Araucária (Note 32.2)	2,730	4,296	-	-	16,423	5,107
Supply and transport of gas (7)	209	174	-	-	2,635	3,046
Acquisition of gas for resale (7)	-	-	34,629	25,720	(78,038)	(69,231)
Advances to suppliers (7)	11,017	9,902	-	-	-	-
Dividends payable (7)	-	-	2,763	2,359	-	-

Mitsui Gás e Energia do Brasil Ltda. (8)
Dividends payable	-	-	2,763	2,359	-	-
Remuneration and employ. social security charges assigned	-	-	111	27	-	-

Fundação Copel
Rental of administrative real estate	-	-	-	-	(4,389)	(4,106)
Private pension and health plans (Note 21)	-	-	428,312	408,463	-	-

Instit. de Tecnol. p/ o Desenvolvimento - Lactec (9)
Services rendered and research and development	24,972	28,064	226	433	(4,265)	(2,951)

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1) In 2010, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 83,366 and R$ 59,826, the Company made advance payments during 2010 of R$ 25,226 and R$ 17,225, respectively.

2)

Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with  Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3)

The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)

Reimbursement of wages and social charges for employees transferred to the Paraná State Government.The Company set aside a provision in the amount of R$ 2,309 in connection with the June 30, 2011 balances and the amount of R$ 2,036 for the December 31, 2010 balance.

5)

BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

6)	Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

7)	These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years.

In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of June 30, 2011 in the next fiscal years.

8)	Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital.

9)

The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with overnment agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35 INSURANCE

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 38 of the Annual Financial Statements as of December 31, 2010.

COMMENTS ON PERFORMANCE FOR THE QUARTER

(Amounts expressed in thousands of reais, except when stated otherwise)

1 Distribution

Customers’ connections – In June 2011, Copel provided energy to 3,812,947 Customers (3,671,272 in June 2010), representing an increase of 141,675 Customers in the last 12 months, a variation of 3.9%.

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of June 2011, the extension of the compact grids installed was 2,366 km (2,008 km at June 2010), representing an increase of 358 km in 12 months, a variation of 17.8%.

Isolated Secondary Grid – Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as:

- improvement in the DEC and FEC indices; - more difficult to steal energy;

- improvement in the environmental conditions and reduction to the pruned area; - increased safety; - reduction to the drop in voltage throughout the network; and

- increase in the useful life of the transformer from the decrease in the number of short circuits in the network, amongst others.

At the end of June 2011, the extent of the installed secondary isolated distribution grids was 6,957 km (5,568 km in June 2010), representing an increase of 1,389 km in the previous 12 months, a variation of 24.9%.

Market behavior – The energy generated by Copel during the first semester of 2011 was 12,693 GWh (12,922 GWh in the same period for 2010). The energy purchased from CCEAR (auction) was 9,131GWh (8.235 GWh in the same period for 2010) and from Itaipu it was 2,615 GWh (2,627 GWh in the same period for 2010), as demonstrated in the following flow chart:

(a) The energy negotiated between the subsidiaries Copel has been included (b) Subject to alterations after closing by CCEE

CCEAR - Contracts for Sale of Energy on Regulated Environment

CCEE(MCP) - Câmara de Comercialização de Energia Elétrica (Short term market) MRE- Mechanism for reallocation of energy

CG - Centre of gravity for submarket (difference between energy contracted and received in CG -established in the contract).

Sale of energy (MWh) – The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class	In MWh
	January to	January to
	June 2011	June 2011	Variation
Copel Distribuição
Captive market	11,086,011	10,660,899	4.0%
Residential	3,103,382	2,963,955	4.7%
Industrial	3,557,972	3,497,147	1.7%
Commercial	2,407,545	2,255,120	6.8%
Rural	964,801	921,209	4.7%
Others	1,052,311	1,023,468	2.8%
Concessionaries and permission holder	297,915	279,122	6.7%
CCEE (MCP)	197,874	3,361	-
Total Copel Distribuição	11,581,800	10,943,382	5.8%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	656,801	609,397	7.8%
CCEAR (other concessionaries)	6,972,444	6,583,580	5.9%
Free customers	448,675	485,883	-7.7%
Bi-lateral contracts	529,110	790,466	-33.1%
CCEE(MCP)	25,324	1,660	-
Total Copel Geração e Transmissão	8,632,354	8,470,986	1.9%
Total	20,214,154	19,414,368	4.1%

Obs. Does not include energy available through MRE Mechanism for reallocation of energy
CCEE(MCP): Câmara de Comercialização de Energia Elétrica (Short term market)
CCEAR: Contracts for Sale of Energy on Regulated Environment

Captive market of Copel Distribuição – From January to June 2011, the captive market increased 4.0% and was responsible for the consumption of 11,086,011 MWh during the period.

The residential class consumed 3,103,382 MWh, registering an increase of 4.7%, due mainly to the increase in family income and the increase of 4.0% in the number of consumers. At the end of June 2011, this class represented 28% of consumption by Copel’s captive market, amounting to 3,008,656 residential customers.

Consumption by the industrial class increased 1.7%, amounting to 3,557,972MWh during the first quarter of the year. This result was influenced by the growth in industrial production in Paraná, particularly the printing and publishing sectors, vehicle and food sectors, and by the increase of 8.6% in the number of industrial customers. At the end of June, this class represented 32.1% of consumption of Copel’s captive market, with 73,573 customers attended.

The commercial class consumed 2,407,545 MWh, representing an increase of 6.8%, influenced by the heated employment market and the effects from the expansion in credit that had occurred in prior quarters. At the end of the semester, this class represented 21.7% of consumption of Copel’s captive market, with 320,773 customers attended.

The rural class consumed 964,801 MWh and increased 4.7%, as a result of the increase in agricultural production in the State of Paraná. This class represents 8.7% of consumption of Copel’s captive market, and at the end of the first semester, a total of 359,548 rural customers had been attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 1,052,311 MWh, an increase of 2.8% in the period. These consumption classes represent 9.5% of consumption by Copel’s captive market. At the end of the semester, a total of 50,389 customers from these segments had been attended.

Number of customers – The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in June 2011 was 3,812,947, representing an increase of 3.9% compared to the same month in 2010.

.
Class	Customers
	June 2011	June 2010	Variation

Residential	3,008,656	2,893,098	4.0%
Industrial	73,573	67,777	8.6%
Commercial	320,773	301,009	6.6%
Rural	359,548	360,482	-0.3%
Others	50,389	48,896	3.1%
Total captive	3,812,939	3,671,262	3.9%
Free customers - Copel Geração e Transmissão	8	10	-20.0%
Total	3,812,947	3,671,272	3.9%

2 Administration

Number of employees - Copel ended the first six months of 2011, with a total of 9,076 employees distributed between the Company’s wholly owned subsidiaries and 140 employees distributed between companies controlled by Copel, as follows:

Employees
	June 2011	June 2010
Wholly owned subsidiaries
Copel Geração e Transmissão	1,791	1,618
Copel Distribuição	6,759	6,611
Copel Telecomunicações	526	451
	9,076	8,680
Subsidiaries
Compagas	125	114
Elejor	6	7
UEG Araucária	9	10
	140	131

3 Market relations

From January to June 2011, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of COPEL were present on 93% and 100% respectively, of the floors of the Futures and Commodities Exchange , (BM&FBOVESPA).

The shares for trading amounted to 45% of the Company’s capital. At the end of June 2011, the market value of COPEL, considering quotations from all of the markets, was R$ 10,886.8 million.

Of the 67 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in COPEL, participated with 0.65% and with a Beta index of 0.34. In the IEE portfolio (Index for the Energy Sector), COPEL participated with 6.27%. Copel’s participation in the Business Sustainability Index of BM&FBOVESPA (ISE), was 1.13%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 38.00 no variation and the preference shares at R$ 41,50 also no variation. During the same period the IBOVESPA reported a negative variation of 9.96%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the quarter quoted at US$ 27,16 representing a positive variation of 7.91%. During the same period the DOW JONES index reported a positive variation of 7.23%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 98% of the floors, closing the quarter quoted at € 18.25 representing a negative variation of 2.14%. During the same period the LABITEX All Shares reported a negative variation of 12.84%.

.
Share performance - January to June 2011	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	2,193	19	274,226	2,229
Quantity	1,788,200	15,550	76,685,900	623,463
Volume (R$ thousand)	68,700	597	3,262,683	26,526
Presence on exchanges	115	93%	123	100%
Nyse
Quantity	42,424	1,248	51,827,000	414,616
Volume (US$ thousand)	981	29	1,372,505	10,980
Presence on exchanges	34	27%	125	100%
Latibex
Quantity	-	-	118,768	966
Volume (€ thousand)	-	-	2,210	18
Presence on exchanges	-	-	123	98%

4 Tariffs

Energy Supplies

In June 2011, the average tariff for energy supplies was R$ 242.99/MWh, representing an increase of 11.7% compared to June of the previous year.

Aneel, through ratifying resolution nº 1,158 of June 21, 2011, authorized an average adjustment of 5.55% for the tariffs of Copel Distribuição. Of this total, 5.77% refers to the annual rate adjustment and –0.22% to the financial components, characterizing an average effect of 2.99% to be perceived by the captive consumers. These amounts were fully passed on to the tariffs by the company as from June 24, 2011.

The average tariffs for energy supplies are presented in the following table:

Average supply tariffs (a)	R$/MWh
	June 2011	June 2010	Variation
Residential	293.67	271.14	8.3%
Industrial (b)	206.67	180.68	14.4%
Commercial	256.69	228.49	12.3%
Rural	173.65	156.74	10.8%
Others	201.51	177.98	13.2%
	237.73	212.87	11.7%
(a) Without ICMS (VAT)
(b) Does not include free customers

Purchasing Energy

Aneel Resolution n° 1,173, of June 28, 2011, fixed at R$ 4,003.45/MW the value of the monthly tariff for electric power transport originating from Itaipu Binational, to be applied to the contracting parties of that power, representing a 7.3% increase.

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for the purchase of energy	R$/MWh
	June 2011	June 2010	Variation
Itaipu	85.95	96.89	-11.3%
Auction - CCEAR 2005-2012	75.84	71.74	5.7%
Auction - CCEAR 2006-2013	88.84	84.20	5.5%
Auction - CCEAR 2007-2014	101.62	95.96	5.9%
Auction - CCEAR 2007-2014 (A-1)	126.37	119.87	5.4%
Auction - CCEAR 2008-2015	106.94	101.29	5.6%
Auction - CCEAR 2008-H30	133.00	126.20	5.4%
Auction - CCEAR 2008-T15 (a)	164.75	156.10	5.5%
Auction - CCEAR 2009-2016	118.67	113.10	4.9%
Auction - CCEAR 2009-H30	142.19	134.89	5.4%
Auction - CCEAR 2009-T15 (a)	161.02	152.56	5.5%
Auction – CCEAR 2010 – H30	142.72	124.11	15.0%
Auction – CCEAR 2010 – T15 (a)	151.74	149.45	1.5%
Auction – CCEAR 2010 – T15 (4th new power auction)	158.95	156.56	1.5%
Auction – CCEAR 2011 – H30	147.12	-	-
Auction –CCEAR 2011 – T15 (3rd new power auction)	167.31	-	-
Auction – CCEAR 2011 – T15 (6th new power auction)	141.74	-	-
Auction – 10th adjustment	99.90	-	-
(a) Average auction price fixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE. The cost of the last two items depends on the order of plants as programming of the National System Operator - ONS.

Supply of power

Through Resolution 1,158, of June 21, 2011, the supply tariffs for small concessionaires were changed. The average supply tariff for small concessionaires is R$ 135.27/MWh, with an adjustment of around 0.64%.

Copel’s main tariffs for the supply of energy are presented in the following table:

Tariffs for the supply of energy	R$/MWh
	June 2011	June 2010	Variation
Auction - CCEAR 2005-2012	76.06	72.18	5.4%
Auction - CCEAR 2006-2013	89.99	85.25	5.6%
Auction - CCEAR 2007-2014	99.72	94.75	5.2%
Auction - CCEAR 2008-2015	106.31	100.86	5.4%
Auction - CCEAR 2009-2016	120.67	114.79	5.1%
Auction - CCEAR 2011-2040	19.63	-	0.0%
Concessionaries within the State of Paraná	135.27	141.85	-4.6%

Transmission Revenues Readjustment

Aneel adjusted Copel’s transmission revenues as from July 2011 so that the 2011/2012 cycle was R$ 295,127. In accordance with the concession agreement the index used was the accumulated annual IGP-M (general market price index) of 9.77%. For the new facilities (RBNI) Aneel recalculated the IRT (tariff readjustment index) for 2010 which had repositioned the revenue by -22.88% and the new repositioning index stood at -19.94%. This resulted in additional annual revenue of R$ 5,000. New transmission facilities were also considered which entered into operation bringing an increase in annual revenue of around R$ 14,800.

5 Economic financial results

Income (Note 28)

At June 2011, net income from sales and services reached R$ 3,668,538, an increase of 12.4% compared to the amount of R$ 3,264,867 registered to June 2010.

This variation was due mainly to the following factors:

(i) increase of 4.7% in income from the supply of energy, which reflects only income from the sale of energy, without considering the Tusd, as a result of the increase in the total market (the captive market increased 4% in the first semester of 2011), extinction of the policy for offering discounts on tariffs to customers who paid their bills on the due date, and an average increase in the tariff of as provided by Aneel;

(ii) increase of 5.1% in income from the supply of energy, mainly due to the increase in income earned from auction, for the amount of R$ 47,672, Câmara de Comercialização de Energia Elétrica - CCEE, for the amount of R$ 5,087 and an increase in the value from bilateral contracts of R$ 12,210;

(iii) increase in the availability of the energy grid (consisting of TUSD income, income from the basic transmission grid and income from the connection grid) of 27.7% due mainly to the increase of 3.7% reported on the wire market and the tariff adjustment;

(iv) increase of 23.9% in income reported by Copel Telecomunicações as a result of attending new clients and the greater volume of services provided to existing clients; and

(v) increase of 24.3% from other operational income due mainly to rental income from Usina Termelétrica UEGA.

Operational costs and expenses (Note 29)

At the end of June 2011, total operational costs and expenses amounted to R$ 2,886,580, which represented an increase of 8.8% compared to the R$ 2,652,269 registered in the same period for 2010. The main highlights are as follows:

Increase of 11.3% to the account for energy purchased for resale due mainly to the increase in (i) the purchase of energy in auctions, for the amount of R$ 130,333; offset by the lower value for: (ii) purchase of power from Eletrobrás in the amount of R$ 29,323 and (iii) energy purchased from CCEE, for the amount of R$ 12,191.

Decrease of 28.7% in provisions and reversals arising mainly from the reversal of provisions for labor claims of R$ 24,784 and taxes, for the amount of R$ 33,278, compensated by the additional provision for civil and administrative claims, for the amount of R$ 22,276.

The increase of 15.4% in third party services, which is due mainly to the increase in telephone expenses, data processing and transmission, travel expenses e administrative support.

The balance presented as Personnel and officers registered an increase of 12.9% compared to the same period of 2010, reflecting mainly the definitions of the new plan for jobs and salaries occurring in June 2011 and the amounts referring to adherence to the Permanent Program for Succession and Voluntary Termination (PSDV)

A 23.2% increase in the pension and healthcare plans resulting mainly from the effects of the actuarial valuation, calculated by a contracted actuary.

Financial results (Note 30)

A 19.5% decrease in financial income due mainly to the decrease on account of monetary variations on the CRC, which is restated by the IGP-DI (general price index - internal unavailability), an index which from January to June 2011 showed a positive change of 3.0%, while in the same period of 2010 there was a positive change of 5.5%.

Ebitda – adjusted

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,051,843 in June 2011, 18.52% higher than that reported for the same period from the previous year, as demonstrated below:

Calculation of Lajida/Ebitda	Consolidated
	6.30.2011	6.30.2010
Net income for the period	642,312	570,710
Deferred IRPJ and CSLL	(117,494)	(18,008)
Provision for IRPJ and CSLL	439,161	297,447
Equity in income of subsidiaries	(34,882)	(54,869)
Financial expenses (income), net	(147,139)	(182,682)
Lajir/Ebit	781,958	612,598
Depreciation and amortization	269,885	274,849
Lajida/Ebitda - adjusted	1,051,843	887,447
Net operational results - ROL	3,668,538	3,264,867
Ebitda% (Ebitda ÷ ROL)	28.7%	27.2%

Net profit for the period

Between January and June 2011, Copel reported net profit of R$ 642,312, 12.55% higher than that reported for the same period from 2010.

Compensation Account for “Part A”

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,158, of June 22, 2010, to adjust its supply tariffs as from June 24, 2010, by an average rate of 5.55%, with 5.77% that refers to the tariff adjustment index and -0.22% for the pertinent financial components, of which, CVA, represents a total of (R$ 120,071), consisting of 2 parts : CVA being processed, for the tariff year 2010-2011, for the amount of (R$ 119,409), and the balance to compensate for CVA from prior years for the amount of R$ (662).

Composition of balances for CVA

Consolidated	Current assets		Non current assets
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
CVA recoverable tariff adjustment 2010
CCC (Fuel consumption account)	-	31,758	-	-
Charges for use of transmission system (basic grid)	-	20,871	-	-
Energy purchased for resale (Itaipu)	-	20,861	-	-
CDE	-	5,220	-	-
Proinfa	-	4,974	-	-
Energy purchased for resale (CVA Energ)	-	6,345	-	-
Transport of energy purchased (Itaipu)	-	1,156	-	-
	-	91,185	-	-
CVA recoverable tariff adjustment 2011
CCC (Fuel consumption account)	13,176	7,023	-	7,023
Charges for use of transmission system (basic grid)	-	981	-	981
CDE	8,045	1,134	-	1,134
Proinfa	-	188	-	188
Transport of energy purchased (Itaipu)	2,222	801	-	801
	23,443	10,127	-	10,127
CVA recoverable tariff adjustment 2012
CCC (Fuel consumption account)	-	-	2,066	-
Charges for use of transmission system (basic grid)	-	-	8,015	-
CDE	-	-	5,405	-
Energy purchased for resale (CVA Energ)	-	-	999	-
Transport of energy purchased (Itaipu)	-	-	561	-
	-	-	17,046	-
	23,443	101,312	17,046	10,127

Consolidated	Current liabilities		Non current liabilities
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
CVA compensable tariff adjustment 2010
ESS	-	40,434	-	-
Energy purchased for resale (CVA Energ)	-	20,439	-	-
	-	60,873	-	-
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	8,470	-	-	-
Energy purchased for resale (Itaipu)	20,828	6,040	-	6,040
ESS	25,793	3,600	-	3,600
Proinfa	1,297	-	-	-
Energy purchased for resale (CVA Energ)	71,557	26,158	-	26,158
	127,945	35,798	-	35,798
CVA compensable tariff adjustment 2012
Energy purchased for resale (Itaipu)	-	-	18,678	-
ESS	-	-	14,615	-
Proinfa	-	-	236	-
Energy purchased for resale (CVA Energ)	-	-	14,656	-
	-	-	48,185	-
	127,945	96,671	48,185	35,798

Changes in CVA

Balance as of 12.31.2010		Differ.	Amortiz .	Correction	Transf.	Balance as of 6.30.2011
Assets
CCC	45,804	621	(33,303)	2,120	-	15,242
Charges for use of transmission system (basic grid)	22,833	6,283	(21,833)	732	-	8,015
Energy purchased for resale (Itaipu)	20,861	-	(21,732)	871	-	-
ESS	-	-	-	-	-	-
CDE	7,488	10,869	(5,458)	551	-	13,450
Proinfa	5,350	(375)	(5,184)	209	-	-
Energy purchased for resale (CVA Energ)	6,345	1,172	(6,345)	(173)	-	999
Transport of energy purchased (Itaipu)	2,758	1,089	(1,208)	144	-	2,783
	111,439	19,659	(95,063)	4,454	-	40,489
Current	101,312	2,444	(95,063)	4,480	10,270	23,443
Non current - NC	10,127	17,215	-	(26)	(10,270)	17,046
Liabilities
Charges for use of transmission system (basic grid)	-	8,261	-	209	-	8,470
Energy purchased for resale (Itaipu)	12,080	25,749	-	1,677	-	39,506
ESS	47,634	32,047	(41,493)	3,220	-	41,408
Proinfa	-	1,476	-	57	-	1,533
Energy purchased for resale (CVA Energ)	72,755	29,362	(21,481)	5,577	-	86,213
	132,469	96,895	(63,974)	10,740	-	176,130
Current	96,671	35,415	(63,974)	9,309	50,524	127,945
Noncurrent - NC	35,798	61,480	-	1,431	(50,524)	48,185

Raising of Funds – Debt Refinancing

Considering the maturity on September 1, 2011 of the fourth issue of debentures, issued in September 2006, in the amount of R$ 600 million, the raising of funds by Copel for refinancing this debt was approved by the Board of Directors on August 3, 2011.

OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE
RELEVANT

In compliance with the Rules of Differentiated Practices of Level 1 Corporate Governance of BOVESPA, we present the shareholding position of holders of more than 5% of the shares of each type and class of the Company and the consolidated shareholding position of the controllers and administrators of outstanding shares

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 6.30.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	387,897	100.00	100,940,753	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	387,897	100.00	128,236,398	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal
Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 6.30.2010 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	394,021	100.00	100,934,629	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	394,021	100.00	128,230,274	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal
Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 6.30.2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE
COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
FISCAL COUNCIL		10,000	0.01			10	0.00	10,010
OTHER SHAREHOLDERS		21,693,695	14.96	387,897	100.00	100,938,243	78.71	123,019,835	44.95
TOTAL		145,031,080	100.00	387,897	100.00	128,236,398	100.00	273,655,375	100.00
FREE-FLOAT		21,693,695	14.96	387,897	100.00	100,938,243	78.71	123,019,835	44.95

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 6.30.2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE
COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,596	14.96	394,021	100.00	100,934,629	78.71	123,032,246	44.96
TOTAL		145,031,080	100.00	394,021	100.00	128,230,274	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	394,021	100.00	100,934,629	78.71	123,032,246	44.96

ABCD

Management Board
President:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	PAULO PROCOPIAK DE AGUIAR JOSE RICHA FILHO PEDRO LUIZ CERIZE FABIANO BRAGA CORTES CARLOS HOMERO GIACOMINI NILTON CAMARGO COSTA
AUDIT COMMITTEE
President:	Paulo Procopiak de Aguiar
Members:	JOSE RICHA FILHO PEDRO LUIZ CERIZE
FISCAL COUNCIL
President:	Joaquim Antonio Guimarães de Oliveira Portes
Full members:	Luiz Eduardo da Veiga Sebastiani JOSÉ TAVARES DA SILVA NETO JORGE MICHEL LEPELTIER WANCLER FERREIRA DA SILVA
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER MARCELO CERIZE JOSÉ LUIZ MONTANS ANACLETO JUNIOR
BOARD OF DIRECTORS
Managing Director	Lindolfo Zimmer
Director of Corporate Management	Yára Christina Eisenbach
Distribution Director	PEDRO AUGUSTO DO NASCIMENTO NETO
Engineering Director	Jorge Andriguetto Junior
Director of finance, investor relations and control of investment interests	Ricardo Portugal Alves
Director of energy generation and transmission and telecommunications	Jaime de Oliveira Kuhn
Director of the environment and Business Citizenship	Gilberto Mendes Fernandes
Legal director	Julio Jacob Junior
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
Information on this report: rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Information	Phone: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

ABCD
KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-4750 www.kpmg.com.br

REPORT ON QUARTERLY INFORMATION REVIEW

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

We have revised the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended June 30, 2011, which include the balance sheet at June 30, 2011 and related statements of income for the quarter and six months then ended, the statements of changes in shareholders’ equity and cash flows for the six months then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing the individual interim financial information in accordance with Technical Pronouncement CPC 21 - Interim Statements and consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM), applicable for preparing Quarterly Information Forms - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim individual financial information included in the Quarterly Information Forms – ITR referred to above was not prepared, in all material respects, in accordance with  CPC 21 applicable to the preparation of Quarterly Information Forms – ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

ABCD

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim consolidated financial information included in the Quarterly Information Forms – ITR referred to above was not prepared, in all material respects, in accordance with  CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Forms – ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

Other issues

Interim statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the six months period ended June 30, 2011, which are management’s responsibility and presentation of which in the interim information is required according to the norms issued by the Securities and Exchange Commission of Brazil (CVM), applicable for preparing Quarterly Information Forms - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that leads us to understand that they were not prepared, in all material respects, in accordance with the interim individual and consolidated statements taken as a whole.

The financial statements for the year ended December 31, 2010, whose balance sheet is presented for comparison purposes and the quarterly information for the quarter ended June 30, 2010, were examined by other independent auditors, who issued their unqualified opinion and review report, dated March 22, 2011 and May 16, 2011, respectively.

Curitiba, August 9, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

José Luiz Ribeiro de Carvalho Accountant-CRC 1SP141128/O-2-S-PR	João Alberto Dias Panceri Accountant- CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.